B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended September 30, 2024

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 6, 2024 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and nine months ended September 30, 2024 and the annual consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2023. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IAS 34"). The unaudited condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Production from the La Libertad, El Limon and Pan mines owned by Calibre Mining Corp. ("Calibre") is presented on an approximate 24% basis until January 24, 2024 and 14% subsequently until June 20, 2024 (third quarter of 2023 - 24%), representing the Company’s indirect ownership interest in Calibre's operations through its equity investment in Calibre. On June 20, 2024, the Company sold 79 million common shares of Calibre reducing its ownership interest to approximately 4% resulting in the Company determining that it no longer has significant influence over Calibre. As a result, subsequent to June 20, 2024, the Company no longer records attributable production representing the Company’s indirect ownership interest in the mines owned by Calibre through an equity investment.

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR+ at www.sedarplus.ca.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, and a fourth mine under construction in Canada, the Goose Project. The Company holds an approximately 33% interest in Versamet Royalties Corporation ("Versamet") and an approximately 24% interest in BeMetals Corp. ("BeMetals"). In addition, the Company has a portfolio of exploration and development projects in a number of countries including Mali, Colombia and Finland.
Summary
Consolidated gold revenue for the third quarter of 2024 was $448 million on sales of 180,525 ounces at an average price of $2,483 per ounce compared to $478 million on sales of 248,889 ounces at an average price of $1,920 per ounce in the third quarter of 2023. The decrease in gold revenue of 6% ($30 million) was attributable to a 27% decrease in gold ounces sold, partially offset by a 29% increase in average gold price realized. Consolidated gold revenue for the first nine months of 2024 was $1.40 billion on sales of 613,731 ounces at an average price of $2,285 per ounce compared to $1.42 billion on sales of 737,139 ounces at an average price of $1,929 per ounce in the first nine months of 2023. The decrease in gold revenue of 1% ($20 million) was attributable to a 17% decrease in gold ounces sold partially offset by an 18% increase in average gold price realized.
For the third quarter of 2024, total gold production was 180,553 ounces, 8% (14,890 ounces) lower than budget, and 26% (62,285 ounces) lower than the third quarter of 2023. Consolidated gold production from the Company’s three operating mines was 180,553 ounces in the third quarter of 2024, 2% (4,109 ounces) lower than budget, and 20% (44,499 ounces) lower compared to the third quarter of 2023. For the third quarter of 2024, production from the Masbate and Otjikoto Mines was 15% (6,563 ounces) and 5% (2,631 ounces) higher than budget, respectively, while production from the Fekola Mine was 15% (13,303 ounces) lower than budget as a result of equipment availability (refer to "Review of Mining Operations and Development Projects" section below). In the third quarter of 2024, the Otjikoto Mine produced 16% (7,191 ounces) more ounces than the third quarter of 2023, while the Fekola and Masbate Mines produced 39% (50,735 ounces) and 2% (955 ounces) less ounces, respectively, compared to the third quarter of 2023. For the first nine months of 2024, total gold production was 618,777 ounces (including 19,644 ounces of attributable production from Calibre), 3% (20,161 ounces) lower than budget, and 20% (153,618 ounces) lower compared to the first nine months of 2023. Consolidated gold production from the Company’s three operating mines was 599,133 ounces in the first nine months of 2024, 1% (7,462 ounces) lower than budget and 17% (122,599 ounces) lower compared to the first nine months of 2023. For the first nine months of 2024, production from the Masbate and Otjikoto Mines was 7% (9,704 ounces) and 4% (6,190 ounces) higher than budget, respectively, while production from the Fekola Mine was 7% (23,356 ounces) lower than budget. In the first nine months of 2024, the Otjikoto Mine produced 14% (18,203 ounces) more ounces than the first nine months of 2023, while the Fekola and Masbate Mines produced 31% (138,302 ounces) and 2% (2,500 ounces) less ounces, respectively, compared to the first nine months of 2023.
For the third quarter of 2024, consolidated cash operating costs1 were $1,061 per gold ounce produced ($1,066 per gold ounce sold), $32 (3%) lower than budget and $320 (43%) per gold ounce produced higher than the third quarter of 2023. For the first nine months of 2024, consolidated cash operating costs were $852 per gold ounce produced ($815 per gold ounce sold), $62 (7%) lower than budget and $214 (34%) per gold ounce produced higher than the first nine months of 2023. Including attributable results for Calibre, cash operating costs for the first nine months of 2024 were $865 per gold ounce produced ($830 per gold ounce sold), $56 (6%) lower than budget and $204 (31%) per gold ounce produced higher than the first nine months of 2023. Cash operating costs per ounce produced for the third quarter of 2024 and first nine months of 2024 were lower than budget largely as a result of lower than budgeted fuel costs, lower tonnage mined at the Fekola Mine due to equipment availability and lower deferred stripping and underground development costs at the Otjikoto Mine. Compared to the third quarter of 2023 and the first nine months of 2023, cash operating costs per ounce produced for the third quarter of 2024 and first nine months of 2024 were higher mainly due to more ounces produced in the third quarter and first nine months of 2023.

1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

Consolidated all-in sustaining costs2 for the third quarter of 2024 were $1,650 per gold ounce sold compared to budget of $1,585 per gold ounce sold and $1,273 per gold ounce sold for the third quarter of 2023. All-in sustaining costs for the third quarter of 2024 were $65 (4%) per gold ounce sold higher than budgeted due to higher than budgeted sustaining capital expenditures and higher gold royalties resulting from a higher than budgeted average realized gold price, partially offset by lower than budgeted production costs per gold ounce sold. The higher than budgeted sustaining capital expenditures in the third quarter of 2024 were mainly a result of the catch-up in the quarter of budgeted expenditures not incurred earlier in 2024. Consolidated all-in sustaining costs for the first nine months of 2024 were $1,400 per gold ounce sold compared to budget of $1,506 per gold ounce sold and $1,177 per gold ounce sold for the first nine months of 2023. Including attributable results for Calibre, all-in sustaining costs for the first nine months of 2024 were $1,405 per gold ounce sold compared to budget of $1,497 per gold ounce sold and $1,182 per gold ounce sold for the first nine months of 2023. Consolidated all-in sustaining costs for the first nine months of 2024 were $92 (6%) per gold ounce sold lower than budget due to lower than budgeted production costs per gold ounce sold, higher gold ounces sold and lower than budgeted sustaining capital expenditures, partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures year-to-date were mainly a result of timing of expenditures and the remainder of the budgeted sustaining capital expenditures are expected to be incurred in the fourth quarter of 2024.

In 2024, B2Gold expects total gold production to be towards the low end of the Company's revised guidance range of between 800,000 and 870,000 ounces (including 20,000 ounces of attributable production from Calibre). The expected decrease in gold production relative to 2023 was also attributable to lower production at the Fekola Complex as a result of the delay in receiving an exploitation license for Fekola Regional from the Government of Mali, delaying the 80,000 to 100,000 ounces that were scheduled in the life of mine plan to be trucked to the Fekola mill and processed in 2024 (now expected to commence in 2025). The Company’s total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be towards the upper end of the Company's guidance range of between $835 and $895 per ounce and total consolidated all-in sustaining costs (including estimated attributable results for Calibre) are forecast to be towards the upper end of the Company's revised guidance range of between $1,420 and $1,480 per ounce. The budgeted increase in the Company's consolidated cash operating costs per ounce for 2024 reflects the processing of lower-grade ore at Fekola in 2024. The total consolidated all-in sustaining costs per ounce for 2024 reflect the final full year of spending on both the new Fekola Tailings Storage Facility ("TSF") and the Fekola solar plant expansion, in addition to the ongoing substantial capitalized stripping campaign planned at Fekola for 2024.

For the third quarter of 2024, the Company generated a net loss of $631 million, predominantly due to a non-cash impairment charge on the Goose Project as a result of the previously announced construction capital increases (refer to "Review of Mining Operations and Development Projects" section below) compared to a net loss of $35 million in the third quarter of 2023, including a net loss attributable to the shareholders of the Company of $634 million (net loss attributable to shareholders of the Company of $0.48 per share) in the third quarter of 2024 compared to a net loss attributable to the shareholders of the Company of $43 million ($0.03 per share) in the third quarter of 2023. Adjusted net income attributable to the shareholders of the Company3 for the third quarter of 2024 was $29 million ($0.02 per share) compared to adjusted net income of $65 million ($0.05 per share) in the third quarter of 2023. For the first nine months of 2024, the Company generated net loss of $617 million compared to a net income of $159 million in the first nine months of 2023, including net loss attributable to the shareholders of the Company of $618 million ($0.47 per share) in the first nine months of 2024 compared to net income attributable to the shareholders of the Company of $123 million ($0.10 per share) in the first nine months of 2023. Adjusted net income attributable to the shareholders of the Company for the first nine months of 2024 was $189 million ($0.14 per share) compared to adjusted net income attributable to the shareholders of the Company of $257 million ($0.21 per share) in the first nine months of 2023.

Cash flow used by operating activities was $16 million in the third quarter of 2024 compared to cash flow provided by operating activities of $110 million in the third quarter of 2023, a decrease of $126 million due mainly to higher long-term inventory outflows along with higher long-term value added tax receivable outflows, lower gold revenues and higher production costs. Cash income and withholding tax payments in the third quarter of 2024 totalled $50 million (third quarter of 2023 - $67 million). Cash flow provided by operating activities was $757 million in the first nine months of 2024 compared to $509 million in the first nine months of 2023, an increase of $248 million due mainly to $500 million of proceeds received from the Gold Prepay (as defined below) in January 2024, partially offset by lower gold revenues, higher production costs, higher long-term inventory outflows, higher working capital outflows and higher long-term value added tax receivables outflows. Cash income and withholding tax payments in the first nine months of 2024 totalled $222 million (first nine months of 2023 - $157 million), including approximately $95 million related to 2023 outstanding tax liability obligations. Based on actual results for the first nine months of 2024, the agreed Mali tax settlement payments covering 2016 to 2023 and revised forecast assumptions, including an average forecast gold price of $2,600 per ounce for the fourth quarter of 2024 (previously $2,150 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2024 of approximately $389 million (previous estimate was $289 million).

2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2024, the Company had cash and cash equivalents of $431 million (December 31, 2023 - $307 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $419 million (December 31, 2023 - $397 million). During the quarter ended September 30, 2024, the Company drew down $200 million on the Company's $700 million revolving credit facility ("RCF"), leaving $500 million remaining available for future draw downs.

In January 2024, to further enhance the financial flexibility of the Company and provide additional cash liquidity as the Company continues to fund sustaining, development and growth projects across the operating portfolio, and increase financial capacity for potential growth projects in Namibia and Colombia, B2Gold entered into a series of prepaid gold sales (the "Gold Prepay") with a number of its existing RCF syndicate lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces, representing approximately 12% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2025 and 2026). Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Gold Prepay was executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada.

In the first nine months of 2024, B2Gold’s Board of Directors ("Board") declared cash dividends for the first, second and third quarters of 2024 of $0.04 per common share each (or an expected $0.16 per share on an annualized basis). The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

On January 31, 2024, the Company announced positive exploration drilling results from the Antelope deposit at the Otjikoto Mine. The Antelope deposit, which comprises the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to further confirmatory drilling, is located approximately 3 kilometres ("km") south of the Otjikoto open pit. On June 20, 2024, the Company announced an initial Inferred Mineral Resource estimate for the Springbok Zone, the southernmost shoot of the Antelope deposit. Over 40,000 metres have been drilled into the Springbok Zone to date, with 33 holes totaling 16,950 metres completed in 2024, to establish the 50 x 50 metre spacing that informs this initial Inferred Mineral Resource estimate. Recent drilling at the Springbok Zone remains open southward, indicating additional exploration potential beyond the currently defined resource. The Company determined that the initial Inferred Mineral Resource estimate of 1.75 million tonnes grading 6.91 grams per tonne ("g/t") gold for a total of 390,000 ounces of gold ounces was sufficient to initiate a preliminary economic assessment ("PEA") on development of the deposit by underground mining methods, similar to the Wolfshag deposit. Subject to receipt of a positive PEA and permit, mining of the Springbok Zone, coupled with the exploration potential of the greater Antelope deposit, could begin to contribute to gold production at Otjikoto in 2026. The Antelope deposit has the potential to be developed as an underground mining operation, which could complement the expected processing of low grade stockpiles at the Otjikoto mill from 2026 to 2032. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into a Mineral Reserve. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

B2Gold successfully completed the 2024 winter ice road ("WIR") campaign and delivered all necessary material from the Marine Laydown Area ("MLA") to complete the construction of the Goose Project in the second quarter of 2025. As announced in May 2024, development of the open pit and underground was slightly behind schedule due to equipment availability (commissioning and availability of the open pit equipment), adverse weather conditions and prioritizing of critical path construction activities. The current schedule indicates that an additional three months of mining must be added to the schedule to ensure that the Umwelt open pit, underground development, and crown pillar activities align and that there is sufficient tailings storage capacity in the Echo open pit. With the schedule change, as announced in May 2024, the mill is now scheduled to start wet commissioning in the second quarter of 2025 with ramp up to full production in the third quarter of 2025 (one quarter later than previous estimates). This does not impact the other facets of the project and staffing tables have been adjusted to ensure that capital is conserved. With the updated schedule, the Company estimates that gold production in calendar year 2025 will be between 120,000 ounces and 150,000 ounces (previously estimated to be between 220,000 ounces and 260,000 ounces). Importantly, the updated mining schedule does not impact the total number of gold ounces the Company expects to produce over the life of mine of the Goose Project. The updated production profile has resulted in the Company now estimating that average annual gold production for the six years from 2026 to 2031 will increase to be in excess of 310,000 ounces per year (previously estimated at 300,000 ounces per year). All planned construction for the first nine months of 2024 that is necessary to produce gold by the end of the second quarter of 2025 has been completed and the project development remains on schedule. Development of the open pit and underground remain a priority to ensure that adequate material is available for start up of the mill and that Echo Pit is available for tailings placement. The open pit started slowly but has shown good progress in the third quarter of 2024 and is meeting production targets and is anticipated to be ready to receive tailings when the mill starts. The underground mine is tracking slightly behind budget but remains on schedule overall for commencement of production by the end of the second quarter of 2025. B2Gold is currently reviewing final options for mining of crown pillar and maximizing volumes of Echo Pit.

All planned construction year to date in 2024 has been completed and project construction and development continues to progress on track for first gold pour at the Goose Project in the second quarter of 2025 followed by a ramp up to commercial production in the third quarter of 2025. Sealift offloading performance has increased this summer due to a newly constructed barge ramp, with ten supply vessels received at the MLA, ahead of schedule. All vessels have completed the offload of supplies to the MLA as of October 2024.

In the third quarter of 2024, the Company announced that total Goose Project construction, mine development, and sustaining capital cash expenditures (“Construction and Mine Development Cost”) before first gold production estimate is now C$1,540 million, a C$290 million (or 23%) increase from the previous estimate. Approximately 52% (or C$150 million) of the increase in the estimated total Goose Project Construction and Mine Development Cost before first gold production can be attributed to the one quarter delay in first gold production previously disclosed, combined with the acceleration of capital items that were previously anticipated to occur after first gold production. The acceleration of certain capital items is expected to make the Goose Project a more reliable and de-risked operation upon mill startup. The accelerated capital items include accelerated purchases of mining equipment versus the previous estimate to ensure continued growth in mining rates through 2025, the building of an accommodation complex at the MLA which will reduce ongoing annual costs associated with running the WIR, the construction of critical infrastructure at the Goose site, inclusive of warehousing, maintenance, mine dry facility, camp facility expansion, and the design acceleration of a reverse osmosis plant to optimize water management and lower ongoing operating costs. Approximately 24% (or C$70 million) of the increase in the Construction and Mine Development Cost can be attributed to the increased cost of the logistics of shipping materials to the Goose Project site.

On June 5, 2024, the Company entered into a purchase and sale agreement (the “Versamet Agreement”) to sell a portfolio of nine precious and base metals royalties (the “Royalties”) to Sandbox Royalties Corp. (“Sandbox”), which has subsequently changed its name to Versamet Royalty Corporation ("Versamet"), a private, returns-focused metals royalty company (the “Royalty Sale”). Under the terms of the Versamet Agreement, Versamet acquired ownership of the Royalties and as consideration issued 153.2 million common shares to B2Gold at a price of C$0.80 per share, representing an equity ownership interest in Versamet of 33.0% valued at approximately $90 million. The Royalties are comprised of the following:

•2.7% net smelter return (“NSR”) royalty on the Kiaka Gold Project, owned by West African Resources Ltd.;
•2.7% NSR royalty on the Toega Gold Deposit, owned by West African Resources Ltd.;
•2.0% NSR royalty on the Mocoa Project, owned by Libero Copper & Gold Corp.;
•1.5% NSR royalty on the Primavera Project, owned by Calibre Mining Corp.; and
•Five additional exploration stage royalties.

The closing of the first phase of the Royalty Sale occurred on June 5, 2024, and included the royalties on the Kiaka Gold Project, the Toega Gold Deposit, the Primavera Project, and two exploration stage royalties. In connection with the first phase closing, B2Gold received 122 million shares of Versamet. The closing of the second phase of the Royalty Sale occurred on August 13, 2024 and B2Gold received an additional 17 million shares of Versamet.

On June 18, 2024, the Company announced the results of a positive PEA prepared in accordance with National Instrument 43-101 (“NI 43-101”) on its 100% owned Gramalote gold project located in the Department of Antioquia, Colombia (the “Gramalote Project”). B2Gold has commenced feasibility work with the goal of completing a feasibility study by mid-2025 and a $10 million budget has been approved by the Board.

On June 20, 2024, the Company completed the sale of an aggregate 79,000,000 common shares of Calibre in the ordinary course for investment purposes by way of a block trade (the “Calibre Transaction”) for aggregate gross proceeds of $100 million (C$139 million). Immediately prior to the Calibre Transaction, B2Gold owned 110,950,333 common shares of Calibre representing approximately 14.1% of Calibre. As a result of the Calibre Transaction, B2Gold’s ownership has decreased to approximately 4.4% and no longer has the right to a seat on the Board of Directors of Calibre. The Company has determined that it no longer has significant influence over Calibre and stopped equity accounting for Calibre as of June 20, 2024. B2Gold’s decision to dispose of the common shares of Calibre was made as a result of investment considerations including price, market conditions, capital allocation priorities, and corporate strategy.

On September 11, 2024, the Company announced that it has reached a Memorandum of Understanding (the “MOU Agreement”) with the State of Mali (the “State”) in connection with the ongoing operation and governance of the Fekola Complex, including the development of both the underground project at the Fekola Mine (owned 80% by B2Gold and 20% by the State of Mali) and Fekola Regional. The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto, and Bakolobi permits) and the Dandoko permit), which is located approximately 20 km from the Fekola Mine. The material terms of the MOU Agreement include:

•The Fekola Mine (including Fekola underground) continues to be governed by the 2012 Mining Code and the Fekola Mining Convention through 2040. This includes continued stability of the ownership, income tax and customs regimes and the Company’s dispute resolution rights under the Fekola Mining Convention;
•Distribution of all retained earnings currently attributable to the State’s 10% ordinary share interest and conversion of that interest to a 10% preferred share interest with priority dividends going forward;
•Settlement of any and all income tax assessments for the period from 2016 through 2023;
•Settlement of customs and regulatory disputes and assessments that are currently outstanding; and
•Acknowledgement by the State of outstanding value-added tax (“VAT”) credits and agreement on a repayment schedule outlining the timing for reimbursement of outstanding VAT, together with clear guidelines on the expectation for reimbursement of VAT going forward.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	448,229	477,888	1,402,242	1,422,298
Net (loss) income ($ in thousands)	(631,032)	(34,770)	(617,328)	158,984
(Loss) earnings per share – basic(1) ($/ share)	(0.48)	(0.03)	(0.47)	0.10
(Loss) earnings per share – diluted(1) ($/ share)	(0.48)	(0.03)	(0.47)	0.10
Cash (used) provided by operating activities ($ thousands)	(16,099)	110,204	757,060	509,010
Average realized gold price ($/ ounce)	2,483	1,920	2,285	1,929
Adjusted net income(1)(2) ($ in thousands)	29,157	64,840	189,109	256,506
Adjusted earnings per share(1)(2) – basic ($)	0.02	0.05	0.14	0.21
Consolidated operations results:
Gold sold (ounces)	180,525	248,889	613,731	737,139
Gold produced (ounces)	180,553	225,052	599,133	721,732
Production costs ($ in thousands)	192,408	171,425	500,452	451,791
Cash operating costs(2) ($/ gold ounce sold)	1,066	689	815	613
Cash operating costs(2) ($/ gold ounce produced)	1,061	741	852	638
Total cash costs(2) ($/ gold ounce sold)	1,248	827	972	752
All-in sustaining costs(2) ($/ gold ounce sold)	1,650	1,273	1,400	1,177
Operations results including equity investment in Calibre:
Gold sold (ounces)	180,525	266,616	633,375	787,805
Gold produced (ounces)	180,553	242,838	618,777	772,395
Production costs ($ in thousands)	192,408	188,216	525,578	502,162
Cash operating costs(2) ($/ gold ounce sold)	1,066	706	830	637
Cash operating costs(2) ($/ gold ounce produced)	1,061	755	865	661
Total cash costs(2) ($/ gold ounce sold)	1,248	840	984	772
All-in sustaining costs(2) ($/ gold ounce sold)	1,650	1,272	1,405	1,182
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
Third quarter 2024 and 2023
Revenue
Consolidated gold revenue for the third quarter of 2024 was $448 million on sales of 180,525 ounces at an average price of $2,483 per ounce compared to $478 million on sales of 248,889 ounces at an average price of $1,920 per ounce in the third quarter of 2023. The decrease in gold revenue of 6% ($30 million) was attributable to a 27% decrease in gold ounces sold, partially offset by a 29% increase in average gold price realized.
In the third quarter of 2024, the Fekola Mine accounted for $195 million (third quarter of 2023 - $292 million) of gold revenue from the sale of 78,889 ounces (third quarter of 2023 - 152,239 ounces), the Masbate Mine accounted for $120 million (third quarter of 2023 - $98 million) of gold revenue from the sale of 47,960 ounces (third quarter of 2023 - 50,950 ounces) and the Otjikoto Mine accounted for $133 million (third quarter of 2023 - $88 million) of gold revenue from the sale of 53,676 ounces (third quarter of 2023 - 45,700 ounces).

Production and operating costs
For the third quarter of 2024, total gold production was 180,553 ounces, 8% (14,890 ounces) lower than budget, and 26% (62,285 ounces) lower than the third quarter of 2023. Consolidated gold production from the Company’s three operating mines was 180,553 ounces in the third quarter of 2024, 2% (4,109 ounces) lower than budget, and 20% (44,499 ounces) lower compared to the third quarter of 2023. For the third quarter of 2024, production from the Masbate and Otjikoto Mines was 15% (6,563 ounces) and 5% (2,631 ounces) higher than budget, respectively, while production from the Fekola Mine was 15%

(13,303 ounces) lower than budget as a result of equipment availability (refer to "Review of Mining Operations and Development Projects" section below). In the third quarter of 2024, the Otjikoto Mine produced 16% (7,191 ounces) more ounces than the third quarter of 2023, while the Fekola and Masbate Mines produced 39% (50,735 ounces) and 2% (955 ounces) less ounces, respectively, compared to the third quarter of 2023.
For the third quarter of 2024, consolidated cash operating costs (refer to "Non-IFRS Measures") were $1,061 per gold ounce produced ($1,066 per gold ounce sold), $32 (3%) lower than budget and $320 (43%) per gold ounce produced higher than the third quarter of 2023. Cash operating costs per ounce produced for the third quarter of 2024 were lower than budget largely as a result of lower than budgeted fuel costs, lower tonnage mined at the Fekola Mine due to equipment availability and a weaker Namibian dollar. Compared to the third quarter of 2023, cash operating costs per ounce produced for the third quarter of 2024 were higher mainly due to higher ounces produced in the third quarter of 2023.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the third quarter of 2024 were $1,650 per gold ounce sold compared to budget of $1,585 per gold ounce sold and $1,273 per gold ounce sold for the third quarter of 2023. All-in sustaining costs for the third quarter of 2024 were $65 (4%) per gold ounce sold higher than budgeted due to higher than budgeted sustaining capital expenditures and higher gold royalties resulting from a higher than budgeted average realized gold price, partially offset by lower than budgeted production costs per gold ounce sold. The higher than budgeted sustaining capital expenditures in the third quarter of 2024 were mainly a result of the catch-up in the quarter of budgeted expenditures not incurred earlier in 2024.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $88 million in the third quarter of 2024, which was 13% lower than the third quarter of 2023 resulting from lower gold ounces sold in the third quarter of 2024 compared to the third quarter of 2023, partially offset by an increase in depreciation charge per ounce sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $33 million for the third quarter of 2024 compared to $34 million for the third quarter of 2023. The impact of the increase in realized gold price for the third quarter of 2024 compared to the third quarter of 2023 was offset by a decrease in gold ounces sold.
Other
General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the third quarter of 2024 was $13 million which was in-line with the third quarter of 2023.
Share-based payment expense for the third quarter of 2024 was $5 million, which was consistent with the third quarter of 2023.
For the third quarter of 2024, the Company recorded an impairment charge on the Goose Project of $661 million (refer to "Critical Accounting Estimates" section below). For the third quarter of 2023, the Company recorded an impairment of $112 million on the Gramalote Project as a result of the Company's acquisition from AngloGold Ashanti Limited ("AngloGold") of the remaining 50% stake in the Gramalote Project.
For the third quarter of 2024, the Company recorded a $8 million gain on sale of mining interests in relation to the Royalty Sale to Versamet.
For the third quarter of 2023, the Company recorded an additional $5 million provision for recognition of Otjikoto severance costs for additional benefits not previously agreed upon.
The Company reported $6 million in foreign exchange gains for the third quarter of 2024 compared to foreign exchange losses of $12 million in the third quarter of 2023 reflecting the weakening of the Malian and Namibian currencies in the third quarter of 2024.
Other operating expenses for the third quarter of 2024 included $17 million for settlement of regulatory disputes as part of the MOU Agreement reached with the State of Mali, $8 million for a net realizable value adjustment to the Goose Project ore stockpile and $2 million for non-capital exploration.
The Company reported $7 million in interest and financing expense during the third quarter of 2024 which was $4 million higher than the third quarter of 2023 as a result of financing expense related to the Company's prepaid sales. The Company reported interest income of $4 million in the third quarter of 2024 similar to the third quarter of 2023.
The Company reported a loss on change in fair value of the gold stream obligation of $2 million for the third quarter of 2024 resulting from changes in the life-of-mine ounce profile, long-term gold prices and interest rates compared to a gain on change in fair value of the gold stream obligation of $8 million for the third quarter of 2023. The Company also recorded losses on derivatives instruments of $6 million for the third quarter of 2024 compared to a gain of $6 million for the third quarter of 2023 relating to its forward fuel contracts.
For the third quarter of 2024, the Company recorded a net current income and other tax expense of $75 million, compared to $68 million in the third quarter of 2023, consisting of current income tax of $74 million (Q3 2023 - $47 million), the existing 10% priority dividend to the State of Mali, and withholding tax (on intercompany dividends/management fees) of $3 million (Q3 2023 - $12 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the third quarter of 2023, net current income and other tax expense for the third quarter of 2024 was higher mainly as a result of tax audit accruals of $30 million. This increase was partially offset by $10 million higher withholding tax on intercompany dividends and $11 million higher priority dividends in the third quarter of 2023. For the third quarter of 2024, the Company recorded a deferred income tax recovery of $15 million compared to a deferred income tax expense of $7 million in the third quarter of 2023. The 2024 deferred tax expense includes $7 million higher future withholding taxes, $28 million lower foreign exchange effects and $2 million lower temporary differences between accounting and taxable income mainly due to Otjikoto's lower tax depreciation.

For the third quarter of 2024, the Company generated a net loss of $631 million compared to a net loss of $35 million in the third quarter of 2023, including a net loss attributable to the shareholders of the Company of $634 million (net loss attributable to shareholders of the Company of $0.48 per share) in the third quarter of 2024 compared to a net loss attributable to the shareholders of the Company of $43 million ($0.03 per share) in the third quarter of 2023. Adjusted net income attributable to the shareholders of the Company (refer to "Non-IFRS Measures") for the third quarter of 2024 was $29 million ($0.02 per share) compared to adjusted net income of $65 million ($0.05 per share) in the third quarter of 2023. Adjusted net income in the third quarter of 2024 excluded the impairment of long-lived assets of $661 million (refer to "Critical Accounting Estimates" section below), gain on sale of mining interests of $8 million, regulatory dispute settlement of $16 million, loss on change in fair value of the gold stream obligation of $2 million, unrealized losses on derivative instruments of $6 million and deferred income tax recovery of $14 million.

Cash flow used by operating activities was $16 million in the third quarter of 2024 compared to cash flow provided by operating activities of $110 million in the third quarter of 2023, a decrease of $126 million due mainly to higher long-term inventory outflows along with higher long-term value added tax receivable outflows, lower gold revenues and higher production costs. Cash income and withholding tax payments in the third quarter of 2024 totalled $50 million (third quarter of 2023 - $67 million). Based on actual results for the first nine months of 2024, the agreed Mali tax settlement payments covering 2016 to 2023 and revised forecast assumptions, including an average forecast gold price of $2,600 per ounce for the fourth quarter of 2024 (previously $2,150 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2024 of approximately $389 million (previous estimate was $289 million).

B2Gold continues to maintain a strong financial position and liquidity. As at September 30, 2024, the Company had cash and cash equivalents of $431 million (December 31, 2023 - $307 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $419 million (December 31, 2023 - $397 million). During the quarter ended September 30, 2024, the Company drew down $200 million on the Company's $700 million RCF, leaving $500 million remaining available for future draw downs.

Year to date results
Revenue
Consolidated gold revenue for the first nine months of 2024 was $1.40 billion on sales of 613,731 ounces at an average price of $2,285 per ounce compared to $1.42 billion on sales of 737,139 ounces at an average price of $1,929 per ounce in the first nine months of 2023. The decrease in gold revenue of 1% ($20 million) was attributable to a 17% decrease in gold ounces sold partially offset by an 18% increase in average gold price realized.

In the first nine months of 2024, the Fekola Mine accounted for $722 million (first nine months of 2023 - $888 million) of gold revenue from the sale of 318,005 ounces (first nine months of 2023 - 460,139 ounces), the Masbate Mine accounted for $328 million (first nine months of 2023 - $266 million) of gold revenue from the sale of 142,260 ounces (first nine months of 2023 - 137,300 ounces) and the Otjikoto Mine accounted for $352 million (first nine months of 2023 - $268 million) of gold revenue from the sale of 153,466 ounces (first nine months of 2023 - 139,700 ounces).
Production and operating costs

For the first nine months of 2024, total gold production was 618,777 ounces (including 19,644 ounces of attributable production from Calibre), 3% (20,161 ounces) lower than budget, and 20% (153,618 ounces) lower compared to the first nine months of 2023. Consolidated gold production from the Company’s three operating mines was 599,133 ounces in the first nine months of 2024, 1% (7,462 ounces) lower than budget and 17% (122,599 ounces) lower compared to the first nine months of 2023. For the first nine months of 2024, production from the Masbate and Otjikoto Mines was 7% (9,704 ounces) and 4% (6,190 ounces) higher than budget, respectively, while production from the Fekola Mine was 7% (23,356 ounces) lower than budget. In the first nine months of 2024, the Otjikoto Mine produced 14% (18,203 ounces) more ounces than the first nine months of 2023, while the Fekola and Masbate Mines produced 31% (138,302 ounces) and 2% (2,500 ounces) less ounces, respectively, compared to the first nine months of 2023.

For the first nine months of 2024, consolidated cash operating costs (refer to "Non-IFRS Measures") were $852 per gold ounce produced ($815 per gold ounce sold), $62 (7%) lower than budget and $214 (34%) per gold ounce produced higher than the first nine months of 2023. Including estimated attributable results for Calibre, cash operating costs for the first nine months of 2024 were $865 per gold ounce produced ($830 per gold ounce sold), $56 (6%) lower than budget and $204 (31%) per gold ounce produced higher than the first nine months of 2023. Cash operating costs per ounce produced for the first nine months of 2024 were lower than budget largely as a result of lower than budgeted fuel costs, lower tonnage mined at the Fekola Mine due to equipment availability and a weaker Namibian dollar. Compared to the first nine months of 2023, cash operating costs per ounce produced for the first nine months of 2024 were higher mainly due to higher ounces produced in the first nine months of 2023.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the first nine months of 2024 were $1,400 per gold ounce sold compared to budget of $1,506 per gold ounce sold and $1,177 per gold ounce sold for the first nine months of 2023. Including estimated attributable results for Calibre, all-in sustaining costs for the first nine months of 2024 were $1,405 per gold ounce sold compared to budget of $1,497 per gold ounce sold and $1,182 per gold ounce sold for the first nine months of 2023. Consolidated all-in sustaining costs for the first nine months of 2024 were $92 (6%) per gold ounce sold lower than budget due to lower than budgeted production costs per gold ounce sold, higher gold ounces sold and lower than budgeted sustaining capital expenditures, partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures year-to-date were mainly a result of timing of expenditures and the remainder of the budgeted sustaining capital expenditures are expected to be incurred in the fourth quarter of 2024.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $274 million for the first nine months of 2024 compared to $293 million in the first nine months of 2023. The 6% decrease in depreciation expense was mainly due to an 17% decrease in gold ounces sold, partially offset by a 12% increase in depreciation charge per ounce of gold sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $96 million for the first nine months of 2024 compared to $103 million in the first nine months of 2023. The 7% decrease in royalties and production taxes was due to a 17% decrease in gold ounces sold, a change in the sales mix in the first nine months of 2024 to include proportionately less ounces sold from the Fekola Mine, resulting in an overall lower effective royalty rate for the period, partially offset by a 18% increase in the average realized gold price.
Other
G&A costs relate mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the first nine months of 2024 was $40 million, which was consistent with the first nine months of 2023.
Share-based payment expense for the first nine months of 2024 was $15 million, which was $1 million lower than the first nine months of 2023. The lower share-based payment expense resulted from the lower share valuation of grants in the first nine months of 2024 compared to the first nine months of 2023.

For the first nine months of 2024, the Company recorded a net impairment charge of $876 million relating to the Fekola Complex of $194 million (pre-tax $215 million less $21 million deferred tax recovery) and the Goose Project of $661 million (refer to "Critical Accounting Estimates" section below). For the first nine months of 2023, the Company recorded a $116 million impairment charge on the Gramalote Project as a result of the Company's acquisition from AngloGold of the remaining 50% stake in the Gramalote Project and relating to its investment in BeMetals Corp.
For the first nine months of 2024, the Company recorded a $56 million gain on sale of mining interests in relation to the royalty portfolio sale to Versamet and recorded a $17 million gain on sale of shares in associate in relation to the sale of Calibre shares.
The Company recorded an expense for non-recoverable input taxes of $10 million in the first nine months of 2024 compared to $4 million in the first nine months of 2023.
For the first nine months of 2024, the Company's estimate of its share of Calibre's net income based on publicly available information was $5 million (first nine months of 2023 - $18 million).
The Company reported $8 million in foreign exchange losses for the first nine months of 2024 compared to foreign exchange losses of $15 million for the first nine months of 2023 reflecting the weakening of the Malian and Namibian currencies.
In the first nine months of 2023, the Company recorded a $17 million write-off of mineral property interests relating to greenfield exploration targets.
For the first nine months of 2023, the Company recorded a $12 million provision for recognition of Otjikoto severance costs.

For the first nine months of 2024, other operating expenses totalled $34 million, which included $17 million for a regulatory dispute settlement in Mali, $8 million for a net realizable adjustment to the Goose Project ore stockpile and $6 million for non-capital exploration.
The Company reported $24 million in interest and financing expense during the first nine months of 2024, $15 million higher than the first nine months of 2023, reflecting the financing costs associated with the Gold Prepay and the RCF in the first nine months of 2024. Interest income for the first nine months of 2024 was $17 million compared to $16 million in the first nine months of 2023.
The Company reported a loss on change in fair value of the gold stream obligation of $21 million for the first nine months of 2024 resulting from changes in life-of-mine ounce profile, long-term gold prices and interest rates compared to a gain on change in fair value of the gold stream obligation of $7 million for the first nine months of 2023. The Company also recorded losses on derivatives instruments of $6 million for the first nine months of 2024 compared to gains of $6 million for the first nine months of 2023 relating to its forward fuel contracts.
For the first nine months of 2024, the Company recorded a dilution loss on investment in Calibre of $9 million mainly relating to the dilution of the Company's investment in Calibre from 24% to 15% as a result of Calibre's acquisition of Marathon Gold Corp., which closed in January 2024.

For the first nine months of 2024, the Company recorded current income tax, withholding and other tax expense of $233 million compared to $216 million in the first nine months of 2023, consisting of current income tax expense of $215 million (first nine months of 2023 - $164 million), the existing 10% priority dividend to the State of Mali of $11 million (first nine months of 2023 - $28 million) and withholding tax (on intercompany dividends/management fees) of $8 million (first nine months of 2023 - $24 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first nine months of 2023, current tax expense for the first nine months of 2024 was higher mainly as a result of a tax audit accrual of $67 million which was partially offset by the effects of lower income, lower priority dividend and lower withholding taxes on intercompany dividends in respect of Fekola in the first nine months of 2024 than in the first nine months of 2023. For the first nine months of 2024, the Company recorded a deferred income tax recovery of $33 million compared to a deferred income tax expense of $2 million in the first nine months of 2023. The deferred income tax expense for the first nine months of 2024 includes $3 million lower future withholding taxes, $8 million lower foreign exchange effects and $23 million lower temporary differences between accounting and taxable income mainly due to the Fekola Complex impairment and lower tax depreciation for Otjikoto.

For the first nine months of 2024, the Company generated net loss of $617 million compared to a net income of $159 million in the first nine months of 2023, including net loss attributable to the shareholders of the Company of $618 million ($0.47 per share) in the first nine months of 2024 compared to net income attributable to the shareholders of the Company of $123 million ($0.10 per share) in the first nine months of 2023. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first nine months of 2024 was $189 million ($0.14 per share) compared to adjusted net income of $257 million ($0.21 per share) in the first nine months of 2023. Adjusted net income in the first nine months of 2024 excluded the impairment of long-lived assets of $858 million (refer to "Critical Accounting Estimates" section below), gain on sale of shares of associate of $17 million, gain on sale of mining interests of $56 million, regulatory dispute settlement of $15 million, loss on change in fair value of the gold stream obligation of $21 million, dilution loss on investment in Calibre of $9 million and deferred income tax recovery of $30 million.

Cash flow provided by operating activities was $757 million in the first nine months of 2024 compared to $509 million in the first nine months of 2023, an increase of $248 million due mainly to $500 million of proceeds received from the Gold Prepay in January 2024, partially offset by lower gold revenues, higher production costs, higher long-term inventory outflows, higher working capital outflows and higher long-term value added tax receivables outflows. Cash income and withholding tax payments in the first nine months of 2024 totalled $222 million (first nine months of 2023 - $157 million), including approximately $95 million related to 2023 outstanding tax liability obligations. Based on actual results for the first nine months of 2024, the agreed Mali tax settlement payments covering 2016 to 2023 and revised forecast assumptions, including an average forecast gold price of $2,600 per ounce for the fourth quarter of 2024 (previously $2,150 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2024 of approximately $389 million (previous estimate was $289 million).

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	194,988	292,375	721,898	888,272
Gold sold (ounces)	78,889	152,239	318,005	460,139
Average realized gold price ($/ ounce)	2,472	1,921	2,270	1,930
Tonnes of ore milled	2,466,087	2,392,829	7,449,327	6,988,763
Grade (grams/ tonne)	1.07	1.82	1.40	2.17
Recovery (%)	92.7	92.1	92.7	91.9
Gold production (ounces)	78,207	128,942	308,931	447,233
Production costs ($ in thousands)	109,857	93,388	276,443	250,294
Cash operating costs(1) ($/ gold ounce sold)	1,393	613	869	544
Cash operating costs(1) ($/ gold ounce produced)	1,434	688	935	561
Total cash costs(1) ($/ gold ounce sold)	1,653	773	1,066	706
All-in sustaining costs(1) ($/ gold ounce sold)	2,287	1,261	1,583	1,125
Capital expenditures ($ in thousands)	64,464	83,166	198,205	211,112
Exploration ($ in thousands)	996	—	3,136	1,706
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) produced 78,207 ounces of gold in the third quarter of 2024, 15% (13,303 ounces) below budget and 39% (50,735 ounces) lower than the third quarter of 2023. For the third quarter of 2024, mill feed grade was 1.07 g/t compared to budget of 1.34 g/t and 1.82 g/t in the third quarter of 2023; mill throughput was 2.47 million tonnes compared to budget of 2.35 million tonnes and 2.39 million tonnes in the third quarter of 2023; and gold recovery averaged 92.7% compared to budget of 90.1% and 92.1% in the third quarter of 2023. Gold production for the third quarter of 2024 was lower than budget due to the delayed timing of mining of high grade ore as compared to budget, resulting in less high grade ore processed during the third quarter of 2024. Mine production was negatively impacted during the third quarter of 2024 by lower than budgeted equipment productivity and inclement weather that reduced the mined volumes of high grade ore during the third quarter of 2024. Damage to an excavator and the subsequent need for replacement equipment impacted equipment availability for the first nine months of 2024, reducing tonnes mined during the first and second quarters of 2024. However, the damaged machine has been replaced and the new unit operated for the full third quarter of 2024. The reduction in mining rates experienced in 2024 is expected to impact the availability of higher grade ore from Phase 7 of the Fekola pit during the fourth quarter of 2024 resulting in an expected decrease of Fekola Mine production for full year 2024 relative to initial expectations. Mining and processing of those ounces is now expected in the first half of 2025. Despite short term variations, overall, ore volumes and grades continue to reconcile relatively well with modelled values. Gold production for the third quarter of 2024 was also lower than the third quarter of 2023, as the third quarter of 2023 benefitted from a favourable 2023 mine phasing sequence with Phase 6 of the Fekola pit providing significant high-grade ore to the process plant. For the first nine months of 2024, gold production was 308,931 ounces, 7% (23,356 ounces) below budget and 31% (138,302 ounces) lower than the first nine months of 2023. For the first nine months of 2024, mill feed grade was 1.40 g/t compared to budget of 1.64 g/t and 2.17 g/t in the first nine months of 2023; mill throughput was 7.45 million tonnes compared to budget of 6.97 million tonnes and 6.99 million tonnes in the first nine months of 2023; and gold recovery averaged 92.7% compared to budget of 90.8% and 91.9% in the first nine months of 2023.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2024 were $1,434 per ounce produced ($1,393 per gold ounce sold) compared to a budget of $1,289 per ounce produced and $688 per ounce produced for the third quarter of 2023. Cash operating costs per ounce produced for the third quarter of 2024 were $145 (11%) per ounce produced higher than budget as a result of lower than budgeted gold production during the third quarter of 2024, partially offset by lower fuel costs, higher mill throughput, higher gold recovery and lower mining costs due to lower than budgeted mined tonnage. Cash operating costs per ounce produced for the third quarter of 2024 were $746 (108%) per ounce produced higher than the third quarter of 2023 due primarily to the decrease in gold production in the third quarter of 2024, most of which was planned. The Fekola Mine’s cash operating costs for the first nine months of 2024 were $935 per ounce produced ($869 per gold ounce sold) compared to a budget of $980 per ounce produced and $561 per ounce produced for the first nine months of 2023. Cash operating costs per ounce produced for the first nine months of 2024 were $45 (5%) per ounce produced lower than budget as a result of lower than budgeted fuel costs, higher than budgeted mill throughput and gold recovery, as well as lower than budgeted mining costs due to lower than budgeted mined tonnage due to mining equipment availability and other factors. Compared to the first nine months of 2023, cash operating costs per ounce produced for the first nine months of 2024 were $374 (67%) higher due primarily to the planned decrease in gold production in the first nine months of 2024.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2024 were $2,287 per gold ounce sold compared to a budget of $1,848 per gold ounce sold and $1,261 per gold ounce sold in the third quarter of 2023. All-in sustaining costs for the third quarter of 2024 were $439 (24%) per gold ounce sold higher than budget as a result of higher than budgeted production costs per gold ounce sold, lower than budgeted gold ounces sold, higher than budgeted sustaining capital expenditures due to the timing of expenditures ($11 million) and higher gold royalties resulting from a higher than budgeted average realized gold price. All-in sustaining costs for the first nine months of 2024 were $1,583 per gold ounce sold compared to a budget of $1,632 per gold ounce sold and $1,125 per gold ounce sold in the first nine months of 2023. All-in sustaining costs for the first nine months of 2024 were $49 (3%) per gold ounce sold lower than budget as a result of lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures ($7 million), partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures for the first nine months of 2024 were mainly a result of timing of expenditures and are expected to be incurred in the fourth quarter of 2024.

Capital expenditures in the third quarter of 2024 totalled $64 million primarily consisting of $12 million for deferred stripping, $10 million for mobile equipment purchases and rebuilds, $7 million for the construction of a new TSF, $20 million for Fekola underground development and $11 million for solar plant expansion. Capital expenditures in the first nine months of 2024 totalled $198 million primarily consisting of $54 million for deferred stripping, $37 million for mobile equipment purchases and rebuilds, $28 million for the construction of a new TSF, $46 million for Fekola underground development, $19 million for solar plant expansion and $1 million for haul road construction.

As a result of the delay in accessing higher grade ounces from Phase 7 of the Fekola pit as discussed above, production from the Fekola Complex in Mali is expected to be towards the low end of Fekola's revised guidance range of between 420,000 and 450,000 ounces of gold in 2024. Cash operating costs and all-in sustaining costs are expected to be at or above the upper ends of their respective revised guidance ranges of between $870 and $930 per ounce and $1,510 and $1,570 per ounce. The Fekola Complex’s total 2024 gold production is also lower relative to 2023 due to lower production at the Fekola Complex as a result of the delay in receiving an exploitation license for Fekola Regional delaying the 80,000 to 100,000 ounces that were scheduled in the life-of-mine plan to be trucked to the Fekola mill and processed in 2024 but now expected to commence in 2025.

On September 11, 2024, the Company announced that it has agreed to the MOU Agreement with the State of Mali in connection with the ongoing operation and governance of the Fekola Complex, including the development of both the underground project at the Fekola Mine (owned 80% by B2Gold and 20% by the State of Mali) and Fekola Regional. The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto, and Bakolobi permits) and the Dandoko permit). The material terms of the MOU Agreement include:

•The Fekola Mine (including Fekola underground) continues to be governed by the 2012 Mining Code and the Fekola Mining Convention through 2040. This includes continued stability of the ownership, income tax and customs regimes and the Company’s dispute resolution rights under the Fekola Mining Convention;
•Distribution of all retained earnings currently attributable to the State’s 10% ordinary share interest and conversion of that interest to a 10% preferred share interest with priority dividends going forward;
•Settlement of any and all income tax assessments for the period from 2016 through 2023;
•Settlement of customs and regulatory disputes and assessments that are currently outstanding; and
•Acknowledgement by the State of outstanding VAT credits and agreement on a repayment schedule outlining the timing for reimbursement of outstanding VAT, together with clear guidelines on the expectation for reimbursement of VAT going forward.

As outlined above, upon approval of the Fekola Board of Directors and completion of remaining local statutory requirements, Fekola plans on distributing to the State the amount of retained earnings already accrued to the State as at December 31, 2023, from its ordinary share ownership. For 2024 onwards, the State will hold a 20% preferred share interest, and the remaining 80% interest in Fekola will continue to be held by B2Gold as an ordinary share interest.

The Company has agreed to begin to pay taxes on Fekola Mine fuel imports that were previously exonerated under the Fekola Mining Convention. To offset the cost of these taxes, the State has agreed to a 2% reduction in revenue-based taxes and royalties to be applied to the entire Fekola Complex, which includes both the Fekola Mine and Fekola Regional. The 2% reduction in revenue-based taxes and royalties is expected to offset substantially all of the cost of Fekola Mine fuel taxes going forward.

The Fekola Mining Convention stabilized the income tax and customs regimes in place when the Fekola mining license was issued in 2014. Under the terms of the MOU Agreement, B2Gold and the State have agreed that the mining-based tax royalties, which in the Company’s view does not meet the definition of an income tax under the 2012 Mining Code, and state infrastructure, local development or mining funds introduced or clarified by the 2023 Mining Code and its related Implementation Decree, will apply to the Fekola Mine. Such mining-based tax royalties and new state infrastructure, local development or mining funds will apply to the Fekola Mine once the related procedures have been implemented by the State. The material terms of the MOU Agreement described above were included in the key estimates used to determine the fair value estimate for the Fekola Complex as of June 30, 2024, which resulted in a non-cash net impairment charge previously disclosed in the second quarter of 2024 financial statements. The Company does not anticipate any significant further changes to the fair value estimate of the Fekola Complex to arise from the application of the MOU Agreement. Under the terms of the MOU Agreement, the State has agreed that the Company will be entitled to realize the benefit of any terms that are more favorable than those agreed to as at the date of the MOU Agreement in the event of any subsequent amendment to the 2023 Mining Code or Implementation Decree.

As part of the MOU Agreement, the State has also committed to issuing the Company the exploitation permits for Fekola Regional and approving the exploitation phase for Fekola underground in an expeditious manner. The development of Fekola Regional is expected to demonstrate positive economics through the enhancement of the overall production profile and the extension of mine life of the Fekola Complex. Based on B2Gold’s preliminary planning, Fekola Regional could provide selective higher-grade saprolite material (average annual grade of up to 2.2 grams per tonne gold) to be trucked approximately 20 km and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum. Trucking of selective higher-grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources. Importantly, the haul road from Fekola Regional to the Fekola Mine is operational as construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot and offices) was completed on schedule in 2023. Upon issuance of the exploitation permits for Fekola Regional, mining operations will begin with initial gold production expected to commence in early 2025, and initial gold production from Fekola underground expected to commence in mid-2025.

Masbate Mine – Philippines

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	120,115	97,556	328,165	265,839
Gold sold (ounces)	47,960	50,950	142,260	137,300
Average realized gold price ($/ ounce)	2,504	1,915	2,307	1,936
Tonnes of ore milled	2,197,112	2,155,170	6,409,631	6,224,572
Grade (grams/ tonne)	0.98	1.01	0.97	0.99
Recovery (%)	72.4	73.0	72.4	73.6
Gold production (ounces)	50,215	51,170	144,512	147,012
Production costs ($ in thousands)	42,697	44,056	123,070	117,219
Cash operating costs(1) ($/ gold ounce sold)	890	865	865	854
Cash operating costs(1) ($/ gold ounce produced)	811	834	839	844
Total cash costs(1) ($/ gold ounce sold)	1,039	993	1,002	979
All-in sustaining costs(1) ($/ gold ounce sold)	1,167	1,124	1,174	1,152
Capital expenditures ($ in thousands)	5,192	5,896	20,229	20,947
Exploration ($ in thousands)	1,290	774	3,039	2,741
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong performance, with third quarter of 2024 gold production of 50,215 ounces, above budget by 15% (6,563 ounces) and 2% (955 ounces) lower than the third quarter of 2023. For the third quarter of 2024, mill feed grade was 0.98 g/t compared to budget of 0.87 g/t and 1.01 g/t in the third quarter of 2023; mill throughput was 2.20 million tonnes compared to budget of 2.04 million tonnes and 2.16 million tonnes in the third quarter of 2023; and gold recovery averaged 72.4% compared to budget of 76.6% and 73.0% in the third quarter of 2023. Gold production for the third quarter of 2024 was higher than budget due to higher mill throughput and higher than budgeted mill feed grade. Lower gold recovery for the third quarter of 2024 as compared to budget was the result of mining additional lower recovery high grade sulphide ore during the third quarter of 2024 as compared to budget. Actual gold recovery for the third quarter of 2024 remained in line with modeled recovery values for the ore mined. For the first nine months of 2024, the Masbate Mine had gold production of 144,512 ounces, above budget by 7% (9,704 ounces) and 2% (2,500 ounces) lower than the first nine months of 2023. For the first nine months of 2024, mill feed grade was 0.97 g/t compared to budget of 0.93 g/t and 0.99 g/t in the first nine months of 2023; mill throughput was 6.41 million tonnes compared to budget of 5.97 million tonnes and 6.22 million tonnes in the first nine months of 2023; and gold recovery averaged 72.4% compared to budget of 75.7% and 73.6% in the first nine months of 2023.

The Masbate Mine's cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2024 were $811 per ounce produced ($890 per gold ounce sold) compared to a budget of $1,054 per ounce produced and $834 per ounce produced for the third quarter of 2023. Cash operating costs per ounce produced for the third quarter of 2024 were $243 (23%) per ounce produced lower than budget as a result of higher than budgeted gold production, lower than anticipated mining and processing costs, higher mill productivity and lower fuel costs. Cash operating costs per ounce produced for the third quarter of 2024 were $23 (3%) per ounce produced higher than the third quarter of 2023. The Masbate Mine's cash operating costs for the first nine months of 2024 were $839 per ounce produced ($865 per gold ounce sold) compared to a budget of $984 per ounce produced and $844 per ounce produced for the first nine months of 2023. The reasons for the variances in cash operating costs per ounce produced for the first nine months of 2024 compared to budget and the first nine months of 2023 were similar to those noted for the third quarter of 2024.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2024 were $1,167 per ounce sold compared to a budget of $1,441 per gold ounce sold and $1,124 per gold ounce sold in the third quarter of 2023. All-in sustaining costs for the third quarter of 2024 were $274 (19%) per gold ounce sold lower than budget as a result of lower than budgeted production costs per gold ounce sold, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures ($4 million). All-in sustaining costs for the first nine months of 2024 were $1,174 per ounce sold compared to a budget of $1,357 per gold ounce sold and $1,152 per gold ounce sold in the first nine months of 2023. All-in sustaining costs for the first nine months of 2024 were $183 (13%) per gold ounce sold lower than budget as a result of lower than budgeted production costs per gold ounce sold, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures ($8 million), partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred in the fourth quarter of 2024.

Capital expenditures in the third quarter of 2024 totalled $5 million, primarily consisting of $2 million for mobile equipment purchases and rebuilds and $1 million for expansion of the existing TSF. Capital expenditures in the first nine months of 2024 totalled $20 million, primarily consisting of $10 million for mobile equipment purchases and rebuilds, $3 million for process plant maintenance, $2 million for expansion of the existing TSF, and $2 million for deferred stripping.

The Masbate Mine in the Philippines is expected to produce between 175,000 and 195,000 ounces of gold in 2024. Cash operating costs and all-in sustaining costs are expected to be at or below the low end of their respective revised guidance ranges of between $910 and $970 per ounce and $1,260 and $1,320 per ounce.

Otjikoto Mine - Namibia

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	133,126	87,957	352,179	268,187
Gold sold (ounces)	53,676	45,700	153,466	139,700
Average realized gold price ($/ ounce)	2,480	1,925	2,295	1,920
Tonnes of ore milled	872,722	855,740	2,549,847	2,554,747
Grade (grams/ tonne)	1.88	1.66	1.80	1.57
Recovery (%)	98.8	98.4	98.6	98.6
Gold production (ounces)	52,131	44,940	145,690	127,487
Production costs ($ in thousands)	39,854	33,981	100,939	84,278
Cash operating costs(1) ($/ gold ounce sold)	742	744	658	603
Cash operating costs(1) ($/ gold ounce produced)	740	785	687	671
Total cash costs(1) ($/ gold ounce sold)	841	820	749	680
All-in sustaining costs(1) ($/ gold ounce sold)	896	1,178	963	1,074
Capital expenditures ($ in thousands)	609	13,290	26,128	46,266
Exploration ($ in thousands)	1,888	963	5,191	2,453
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, continued to outperform during the third quarter of 2024, producing 52,131 ounces of gold, above budget by 5% (2,631 ounces) as a result of higher than budgeted mill feed grade and higher than budgeted mill throughput. Compared to the third quarter of 2023, gold production in the third quarter of 2024 was higher by 16% (7,191 ounces), mainly due to higher processed gold grade as a result of additional high-grade ore mined from the Wolfshag underground mine in the third quarter of 2024. For the third quarter of 2024, mill feed grade was 1.88 g/t compared to budget of 1.83 g/t and 1.66 g/t in the third quarter of 2023; mill throughput was 0.87 million tonnes compared to budget of 0.86 million tonnes and 0.86 million tonnes in the third quarter of 2023; and gold recovery averaged 98.8% compared to budget of 98.0% and 98.4% in the third quarter of 2023. For the first nine months of 2024, the Otjikoto Mine produced 145,690 ounces of gold, above budget by 4% (6,190 ounces) and 14% (18,203 ounces) higher compared to the first nine months of 2023. For the first nine months of 2024, mill feed grade was 1.80 g/t compared to budget of 1.73 g/t and 1.57 g/t in the first nine months of 2023; mill throughput was 2.55 million tonnes compared to budget of 2.55 million tonnes and 2.55 million tonnes in the first nine months of 2023; and gold recovery averaged 98.6% compared to budget of 98.0% and 98.6% in the first nine months of 2023.

Ore production from the Wolfshag underground mine for the third quarter of 2024 averaged over 1,800 tonnes per day at an average grade of 3.64 g/t gold. Open pit mining operations at the Otjikoto Mine will continue to ramp down in 2024 and are expected to conclude in 2025, while processing operations are expected to continue until economically viable stockpiles are exhausted in 2031. Underground operations are currently projected to continue into 2026 with potential to extend underground operations if the ongoing underground exploration program is successful in identifying more underground mineral deposits.

On January 31, 2024, the Company announced positive exploration drilling results from the Antelope deposit at the Otjikoto Mine. The Antelope deposit, which comprises the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to further confirmatory drilling, is located approximately 3 km south of the Otjikoto open pit. On June 20, 2024, the Company announced an initial Inferred Mineral Resource estimate for the Springbok Zone, the southernmost shoot of the recently discovered Antelope deposit. Over 40,000 metres have been drilled into the Springbok Zone to date, with 33 holes totaling 16,950 metres completed in 2024, to establish the 50 x 50 metre spacing that informs this initial Inferred Mineral Resource estimate. Recent drilling at the Springbok Zone remains open southward, indicating additional exploration potential beyond the currently defined resource. The Company determined that the initial Inferred Mineral Resource estimate of 1.75 million tonnes grading 6.91 g/t gold for a total of 390,000 ounces of gold ounces was sufficient to initiate a PEA on development of the deposit by underground mining methods, similar to the Wolfshag deposit. Subject to receipt of a positive PEA and permit, mining of the Springbok Zone, coupled with the exploration potential of the greater Antelope deposit, could begin to contribute to gold production at Otjikoto in 2026. The Antelope deposit has the potential to be developed as an underground mining operation, which could complement the planned processing of low grade stockpiles at the Otjikoto mill from 2026 to 2031. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into a Mineral Reserve. Inferred Mineral Resources are considered too geologically speculative to have mining and economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

Cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2024 were $740 per gold ounce produced ($742 per ounce gold sold), compared to a budget of $763 per ounce produced and $785 per ounce produced for the third quarter of 2023. Cash operating costs per ounce produced for the third quarter of 2024 were $23 (3%) per gold ounce produced lower than budget due to higher than budgeted gold production in the third quarter of 2024. Cash operating costs per gold ounce produced for the third quarter of 2024 were $45 (6%) per gold ounce produced lower than the cash operating costs per ounce produced for the third quarter of 2023 due to higher gold production in the third quarter of 2024 as compared to the third quarter of 2023. Cash operating costs for the first nine months of 2024 were $687 per gold ounce produced ($658 per ounce gold sold), compared to a budget of $690 per ounce produced and $671 per ounce produced for the first nine months of 2023.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2024 were $896 per gold ounce sold compared to a budget of $920 per gold ounce sold and $1,178 per gold ounce sold in the third quarter of 2023. All-in sustaining costs for the third quarter of 2024 were $24 (3%) per gold ounce sold lower than budget as a result of lower than budgeted cash operating costs described above and higher than budgeted gold ounces sold, partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. All-in sustaining costs for the first nine months of 2024 were $963 per gold ounce sold compared to a budget of $1,028 per gold ounce sold and $1,074 per gold ounce sold in the first nine months of 2023. All-in sustaining costs for the first nine months of 2024 were $65 (6%) per gold ounce sold lower than budget as a result of lower than budgeted cash operating costs per gold ounce sold, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures ($6 million), partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower than budgeted sustaining capital expenditures incurred to the end of the third quarter of 2024 are expected to be savings for the full-year 2024.

Capital expenditures for the third quarter of 2024 totalled $1 million for Wolfshag underground mine development. Capital expenditures for the first nine months of 2024 totalled $26 million, consisting of $20 million for deferred stripping in the Otjikoto pit and $5 million for Wolfshag underground mine development.

The Otjikoto Mine in Namibia is expected to produce between 185,000 and 205,000 ounces of gold in 2024 at cash operating costs of between $685 and $745 per ounce and all-in sustaining costs at or below the lower end of its guidance range of between $960 and $1,020 per ounce.

Investment in Calibre

On January 24, 2024, Calibre completed its acquisition of Marathon Gold Corp. and issued 249,813,422 Calibre common shares reducing B2Gold's ownership interest in Calibre to approximately 15%. As a result of the acquisition, Calibre acquired a 100% interest in the advanced-stage Valentine Gold Project in Newfoundland & Labrador.

On June 20, 2024, the Company completed the sale of an aggregate 79,000,000 common shares of Calibre in the ordinary course for investment purposes by way of a block trade (the “Transaction”) for aggregate gross proceeds of $100 million (C$139 million). Immediately prior to the Transaction, B2Gold owned 110,950,333 common shares of Calibre representing approximately 14.1% of Calibre. As a result of the Transaction, B2Gold’s ownership decreased to approximately 4.4% and the Company no longer has the right to a nominee to the Board of Directors of Calibre. The Company determined that it no longer has significant influence over Calibre and stopped equity accounting for Calibre effective June 20, 2024. B2Gold’s decision to dispose of the common shares of Calibre pursuant to the Transaction was made as a result of investment considerations including price, market conditions, capital allocation priorities, and corporate strategy.

For the first half of 2024, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $5 million.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated July 9, 2024, consolidated production of Calibre for the second quarter of 2024 was 58,754 ounces of which the Company's attributable share was 8,267 ounces and for the first half of 2024 was 120,521 ounces of which the Company's attributable share was 19,644 ounces.

The Company assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the second quarter of 2024 were consistent with the first quarter of 2024.

Goose Project - Canada

The Back River Gold District consists of five mineral claims blocks along an 80 km belt. The most advanced project in the district, Goose, is fully permitted, construction has commenced, and has been de-risked with significant infrastructure currently in place. B2Gold’s management team has strong northern construction expertise and the experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex.

B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association ("KIA") is central to the license to operate in the Back River Gold District and will continue to prioritize developing the Project in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities.

At the Back River Gold District, B2Gold operates a sealift program in the summer months that delivers construction and operating materials to the MLA in Bathurst Inlet, Nunavut. An approximately 162 km WIR is constructed by contractors, under B2Gold's management, on an annual basis between December and February. The materials are then transported from the MLA to the Goose Project via the WIR during the months of March and April (the “WIR Campaign").

As announced in May 2024, development of the open pit and underground was slightly behind schedule due to equipment availability (commissioning and availability of the open pit equipment), adverse weather conditions and prioritizing of critical path construction activities. The current schedule indicates that an additional three months of mining must be added to the schedule to ensure that the Umwelt open pit, underground development, and crown pillar activities align and that there is sufficient tailings storage capacity in the Echo open pit. With the schedule change, as announced in May 2024, the mill is now scheduled to start wet commissioning in the second quarter of 2025 with ramp up to full production in the third quarter of 2025 (one quarter later than previous estimates). With the updated schedule, the Company estimates that gold production in calendar year 2025 will be between 120,000 ounces and 150,000 ounces (previously estimated to be between 220,000 ounces and 260,000 ounces). Importantly, the updated mining schedule does not impact the total number of gold ounces the Company expects to produce over the life of mine of the Goose Project. The updated production profile has resulted in the Company now estimating that average annual gold production for the six year period from 2026 to 2031 will increase to be in excess of 310,000 ounces per year (previously estimated at 300,000 ounces per year).

The 2024 WIR Campaign was completed on April 30, 2024, and the Company successfully delivered all necessary materials required to complete construction of the Goose Project. Materials shipped from the MLA to the Goose Project site during the 2024 WIR Campaign exceeded 2,100 standard total loads, including 400 loads of diesel fuel. Under B2Gold management, the 2,100 standard loads completed during the 2024 WIR Campaign is approximately double the loads completed during the 2023 WIR Campaign. Key materials delivered during the 2024 WIR Campaign included:

•All modular units necessary to expand the camp to 500 person capacity;
•All steel and rebar necessary to complete the mill and concrete work;
•Approximately 19 million liters of fuel that will be used between May 2024 and March 2025;
•All cement necessary to complete the construction project;
•More than 4,500 m3 of cement in one tonne bags; and
•All reagents necessary to commission and operate the mill starting in 2025.

All planned construction that is necessary to produce gold by the end of the second quarter of 2025 has been completed and project development remains on schedule. The key construction items that were completed this summer include:

•the installation of Phase 2 of the Goose Project accommodation complex, which expanded camp capacity to more than 600 beds;
•the construction of three additional fuel storage tanks at the MLA to increase fuel storage capacity to more than 80 million liters of fuel, which began to receive fuel in the third quarter of 2024; all fuel has been offloaded into the fuel storage tanks at the MLA;
•the construction of three additional fuel storage tanks at the Goose Project site to increase fuel storage capacity to more than 80 million liters of fuel;
•the purchase and shipment to the MLA of materials necessary to complete construction, with ten ships and one barge having transported dry cargo of more than 120,000m3 and more than 80 million liters of fuel;
•sealift offloading performance increased due to a newly constructed barge ramp, with seven supply vessels received at the MLA as of early September 2024; all vessels have completed the offload of supplies to the MLA as of October 2024;
•the purchase of additional trucks for the 2025 WIR campaign, with a total of 105 trucks now available;
•the placement of more than 90% of the concrete;
•the placement of all E-houses on the mill pad with electricians now working on connecting power to various components;
•piping work focused on the fuel storage tanks and the final Heavy Mechanical Equipment workshop; and
•the development of access, placement of piping, and installation of a fresh water system.

Development of the open pit and underground remain the Company’s primary focus to ensure that adequate material is available for mill startup and that the Echo Pit is available for tailings placement. Mining of the Echo Pit is meeting production targets and is anticipated to be ready to receive tailings when the mill starts. The underground mine remains on schedule for commencement of production by the end of the second quarter of 2025.

In the third quarter of 2024 and first nine months of 2024, the Company incurred cash expenditures of $121 million (C$165 million) and $366 million (C$498 million), respectively, for the Goose Project on construction activities and $110 million (C$150 million) and $155 million (C$211 million), respectively on supplies inventory.

Total Goose Project Construction and Mine Development Cost before first gold production estimate is now C$1,540 million, a C$290 million (or 23%) increase from the previous estimate. Approximately 52% (or C$150 million) of the increase in the estimated total Goose Project Construction and Mine Development Cost before first gold production can be attributed to the one quarter delay in first gold production previously disclosed, combined with the acceleration of capital items that were previously anticipated to occur after first gold production. The acceleration of certain capital items is expected to make the Goose Project a more reliable and de-risked operation upon mill startup. The accelerated capital items include accelerated purchases of mining equipment versus the previous estimate to ensure continued growth in mining rates through 2025, the building of an accommodation complex at the MLA which will reduce ongoing annual costs associated with running the WIR, the construction of critical infrastructure at the Goose Project site, inclusive of warehousing, maintenance, mine dry facility, camp facility expansion, and the design acceleration of a reverse osmosis plant to optimize water management and lower ongoing operating costs. Approximately 24% (or C$70 million) of the increase in the Construction and Mine Development Cost can be attributed to the increased cost of the logistics of shipping materials to the Goose Project site.

The construction cash expenditures estimate is now C$1,190 million (of the Total Goose Project Construction and Mine Development Cost of C$1,540 million): Upon completion of the 2024 WIR, the Company undertook a cost to completion review following a detailed assessment of all the materials transported to the Goose Project along the WIR from the MLA. The Company expects that construction cash expenditures will be C$1,190 million, a C$140 million increase from the previous estimate, the majority of which is due to additional costs associated with the logistics of shipping materials to the Goose Project via air transport and the acceleration of certain capital items which were required to fix design deficiencies and replace inadequate equipment that was inherited upon acquisition of the Goose Project.

The mine development and sustaining capital cash expenditures estimate is now C$350 million (of the Total Goose Project Construction and Mine Development Cost of C$1,540 million): The majority of the C$150 million increase from the previous estimate is related to one additional quarter of expenditures being incurred before first gold production combined with an increase in direct open pit and underground mining costs. During the second quarter of 2025, the Company anticipates completing the mining of the Echo open pit and commencing stope production from Umwelt underground, and will accelerate sustaining capital expenditures previously assumed to occur after first gold production to ensure that stockpiles are robust to sustain a consistent mill feed.

Additionally, prior to first production, the Company anticipates spending approximately C$330 million to build up working capital and stockpiles at site, which further de-risks the ramp up of the operation, and will reduce operating cash expenditures in future years: The Company determined that an increased buildup of diesel fuel, consumables, and spares for mining and processing was required to materially de-risk the execution of the production ramp-up phase due to the logistics and seasonality of shipping materials to the Goose Project site. The larger working capital balance will reduce annual cash operating expenses over the life of mine as fuel, consumables, and critical spares have been pre-purchased.

Fekola Complex - Fekola Mine and Fekola Regional Development

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto and Bakolobi permits) and the Dandoko permit).

The development of Fekola Regional is expected to demonstrate positive economics through the enhancement of the overall production profile and the extension of mine life of the Fekola Complex. Based on B2Gold's preliminary planning, Fekola Regional could provide selective higher grade saprolite material (average annual grade of up to 2.2 g/t gold) to be trucked approximately 20 km and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum. Trucking of selective higher grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources.

Gramalote Project - Colombia

The Gramalote Project is located in central Colombia, approximately 230 km northwest of Bogota and 100 km northeast of Medellin, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region. Based on the preliminary results completed in 2022 of the contemplated large-scale project with AngloGold, the project did not meet the combined investment return thresholds for development by both 50% ownership partners, B2Gold and AngloGold. As a result, B2Gold and AngloGold explored alternatives for the project which resulted in B2Gold acquiring AngloGold’s 50% interest in the Gramalote Project, resulting in a sole owner of the Gramalote Project for the first time in recent history. Post consolidation, B2Gold completed a detailed review of the Gramalote Project, including the higher-grade core of the resource, facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a medium-scale project. The results of the review allowed the Company to determine the optimal parameters and assumptions for the Gramalote PEA.

The Gramalote PEA, with an effective date of April 1, 2024, was prepared by B2Gold and evaluates recovery of gold from an open pit mining operation that will move up to approximately 97,000 tonnes per day (“tpd”) (35.3 Mtpa), with an approximately 16,500 tpd (6.0 Mtpa) processing plant that includes crushing, grinding, flotation, with fine grinding of the flotation concentrate and agitated leaching of the flotation concentrate followed by a carbon-in-pulp recovery process to process doré bullion. The Mineral Resource estimate for the Gramalote Project that forms the basis for the Gramalote PEA includes Indicated Mineral Resources of 192.2 million tonnes grading 0.68 g/t gold for a total of 4,210,000 ounces of gold and Inferred Mineral Resources of 85.4 million tonnes grading 0.54 g/t gold for a total of 1,480,000 ounces of gold.

Based on the positive results from the Gramalote PEA, B2Gold believes that the Gramalote Project has the potential to become a medium-scale, low-cost, open pit gold mine. The Gramalote Project has several key infrastructure advantages, including:

•Reliable water supply – high rainfall region and located next to the Nus River;
•Adjacent to a national highway, which connects directly to Medellin and to a major river with port facilities, capable of bringing supplies by barge to within 70 km of the site; and
•Skilled labour workforce within Colombia.

In addition, B2Gold expects the Gramalote Project to benefit from several key operational advantages, including:

•Excellent metallurgical characteristics of the ore, which results in high recovery rates at low processing costs;
•Relatively low strip ratio (3.3:1 strip ratio over the Life of Project); and
•Ability to mine and process higher-grade ore in the initial years of the mine life resulting in improved project economics.

The Gramalote PEA is subject to a number of assumptions and risks, including among others that a Modified Environmental Impact Study will be approved, all required permits, permit amendments and other rights will be obtained in a timely manner, the Gramalote Project will have the support of the local government and community, the regulatory environment will remain consistent, that Gramalote can operate under a single company free trade zone in Colombia, and no material increase will have occurred to the estimated costs.

The Gramalote PEA is preliminary in nature and includes a small amount of Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Gramalote PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

B2Gold has commenced feasibility work with the goal of completing a feasibility study by mid-2025 and a $10 million budget has been approved by the B2Gold Board of Directors (the "Board"). Due to the work completed for previous studies, the work remaining to finalize a feasibility study for the updated medium-scale project is not extensive. The main work programs for the feasibility study include geotechnical and environmental site investigations for the processing plant and waste dump footprints, as well as capital and operating cost estimates.

The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environmental Impact Study is required. B2Gold has commenced work on the modifications to the Environmental Impact Study and expect it to be completed and submitted shortly following the completion of the feasibility study. If the final economics of the feasibility study are positive and B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.
LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2024, the Company had cash and cash equivalents of $431 million (December 31, 2023 - $307 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $419 million (December 31, 2023 - $397 million). During the quarter ended September 30, 2024, the Company drew down $200 million on the Company's $700 million RCF, leaving $500 million remaining available for future draw downs.

In January 2024, to further enhance the financial flexibility of the Company and provide additional cash liquidity as the Company continues to fund sustaining, development and growth projects across the operating portfolio, and increase financial capacity for potential growth projects in Namibia and Colombia, B2Gold entered into a Gold Prepay with a number of its existing RCF syndicate lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces, representing approximately 12% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2025 and 2026). Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Gold Prepay was executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada. In the first quarter of 2024, the Company utilized a portion of the proceeds from the $500 million Gold Prepay completed in January 2024 to repay the $150 million balance that had been drawn on the RCF.

The Company has a RCF with a syndicate of international banks for an aggregate amount of $700 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of December 16, 2025. The RCF bears interest on a sliding scale of between the Secured Overnight Financing Rate (“SOFR”) plus a term credit spread adjustment in addition to the existing sliding scale premium of between 2.00% to 2.50%. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis of between 0.45% and 0.563%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at September 30, 2024, the Company was in compliance with these debt covenants.

The Company has a gold stream arrangement with Wheaton Precious Metals Corp. with a deposit amount of $84 million. The delivery obligation is as follows:

•2.7805% of gold production up to delivery of 87,100 oz;
•1.4405% of gold production up to an aggregate of 134,000 oz; and
•1.005% of gold production thereafter.

The Company has guaranteed the remaining portion of the gold stream obligation.

For the third quarter of 2024, capital expenditures totalled $217 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $64 million, the Masbate Mine had capital expenditures of $5 million, the Otjikoto Mine had capital expenditures of $1 million, the Goose Project had capital expenditures of $121 million, the Gramalote Project had capital expenditures of $3 million and Fekola Regional had capital expenditures of $4 million. Other exploration costs for the third quarter of 2024 totalled $19 million. For the first nine months of 2024, capital expenditures totalled $673 million. The most significant capital expenditures were Fekola Mine expenditures of $198 million, Masbate Mine expenditures of $20 million, Otjikoto Mine expenditures of $26 million, Goose Project expenditures of $366 million, Gramalote Project expenditures of $10 million, and Fekola Regional expenditures of $13 million. Other exploration costs for the first nine months of 2024 totalled $39 million.

As at September 30, 2024, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $14 million related to mobile purchases and rebuilds, $7 million related to underground development, $2 million related to the construction of a new tailing storage facility, and $2 million related to plant and powerhouse maintenance and $2 million related to other capital projects. Of these amounts, $13 million is expected to be incurred in 2024 and the remaining $14 million in 2025.
•For payments at the Goose Project of $29 million related to construction activities, of which $17 million is expected to be incurred in 2024 and the remaining $12 million in 2025.
•For payments at the Masbate Mine of $1 million related to process plant equipment, all of which is expected to be incurred in 2024.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the nine months ended September 30, 2024, the Company entered into a series of forward contracts for the purchase of 58 million litres of fuel oil at an average strike price of $0.45 per litre and 53 million litres of gas oil at an average strike price of $0.61 per litre with scheduled settlement between July 2024 and July 2026. The Company's fuel derivative instruments were not designated as hedges and are being recorded at fair value through profit and loss ("FVTPL").

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at September 30, 2024:

	2024	2025	2026	Total
Forward – fuel oil:
Litres (thousands)	9,583	33,291	11,077	53,951
Average strike price	$0.46	$0.44	$0.43	$0.44

Forward – gas oil:
Litres (thousands)	12,729	26,505	8,189	47,423
Average strike price	$0.60	$0.62	$0.59	$0.61
The unrealized fair value of these contracts at September 30, 2024 was $(5.8) million.

Operating activities

Cash flow used by operating activities was $16 million in the third quarter of 2024 compared to cash flow provided by operating activities of $110 million in the third quarter of 2023, a decrease of $126 million due mainly to higher long-term inventory outflows along with higher long-term value added tax receivable outflows, lower gold revenues and higher production costs. Cash income and withholding tax payments in the third quarter of 2024 totalled $50 million (third quarter of 2023 - $67 million).

Cash flow provided by operating activities was $757 million in the first nine months of 2024 compared to $509 million in the first nine months of 2023, an increase of $248 million due mainly to $500 million of proceeds received from the Gold Prepay in January 2024, partially offset by lower gold revenues, higher production costs, higher long-term inventory outflows, higher working capital outflows and higher long-term value added tax receivables outflows. Cash income and withholding tax payments in the first nine months of 2024 totalled $222 million (first nine months of 2023 - $157 million), including approximately $95 million related to 2023 outstanding tax liability obligations. Based on actual results for the first nine months of 2024, the agreed Mali tax settlement payments covering 2016 to 2023 and revised forecast assumptions, including an average forecast gold price of $2,600 per ounce for the fourth quarter of 2024 (previously $2,150 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2024 of approximately $389 million (previous estimate was $289 million).

Financing activities

For the third quarter of 2024, the Company’s cash provided by financing activities was a net inflow of $142 million. During the third quarter of 2024, the Company made a drawdown of $200 million on its RCF, made dividend payments of $46 million, made equipment loan facility repayments of $3 million, and distributed $5 million to non-controlling interests. For the first nine months of 2024, the Company’s cash used by financing activities was a net outflow of $117 million. During the first nine months of 2024, the Company repaid the $150 million balance drawn on the RCF, made a drawdown of $200 million on its RCF, made interest and commitment fee payments of $6 million, made dividend payments of $138 million, made equipment loan facility repayments of $9 million, made principal payments on lease arrangements of $5 million and distributed $13 million to non-controlling interests.

In the first nine months of 2024, the Board declared three quarterly cash dividends for the first, second and third quarters of 2024 of $0.04 per common share each (or an expected $0.16 per share on an annualized basis). The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

The Company has a dividend reinvestment plan ("DRIP"). The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into Reinvestment Shares on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company’s Board of Directors. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares issued from a Treasury Purchase at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5%. For the dividend declared on February 21, 2024 and May 7, 2024, a discount of 3% was offered.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the third quarter of 2024, the Company’s cash used by investing activities was a net outflow of $163 million. For the third quarter of 2024, capital expenditures totalled $217 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $64 million, the Masbate Mine had capital expenditures of $5 million, the Otjikoto Mine had capital expenditures of $1 million, the Goose Project had capital expenditures of $121 million, the Gramalote Project had capital expenditures of $3 million and Fekola Regional had capital expenditures of $4 million. Other exploration costs for the third quarter of 2024 totalled $19 million. In addition, for the third quarter of 2024, the Company received cash proceeds from the sale of long-term investments of $59 million, received cash proceeds from the sale of mining interest of $8 million, purchased additional shares in associates for $9 million, and purchased long-term investments for $1 million.

For the first nine months of 2024, the Company’s cash used by investing activities was a net outflow of $511 million. For the first nine months of 2024, capital expenditures totalled $673 million. The most significant capital expenditures were Fekola Mine expenditures of $198 million, Masbate Mine expenditures of $20 million, Otjikoto Mine expenditures of $26 million, Goose Project expenditures of $366 million, Gramalote Project expenditures of $10 million, and Fekola Regional expenditures of $13 million. Other exploration costs for the first nine months of 2024 totalled $39 million. In addition, for the first nine months of 2024, the Company received cash proceeds from the sale of the investment in associate of $100 million, received cash proceeds from the sale of long-term investments of $77 million, received cash proceeds from the sale of mining interest of $8 million, purchased additional shares in associates for $9 million, and purchased long-term investments for $7 million.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended September 30, 2024	For the three months ended September 30, 2023	For the nine months ended September 30, 2024	For the nine months ended September 30, 2023
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	996	—	3,136	1,706
Masbate Mine, exploration	1,290	774	3,039	2,741
Otjikoto Mine, exploration	1,888	963	5,191	2,453
Goose Project, exploration	13,179	2,152	22,529	4,200
George Property, exploration	—	3,386	157	4,663
Menankoto Property, exploration	—	771	—	11,400
Dandoko Property, exploration	351	(880)	331	5,747
Bantako North Property, exploration	—	3,468	—	8,691
Finland Properties, exploration	612	1,170	2,720	5,162
Bakolobi Property, exploration	—	4,390	344	7,658
Other	436	1,576	1,717	3,892

	18,752	17,770	39,164	58,313

B2Gold is planning another year of extensive exploration in 2024 with a budget of approximately $63 million. A significant focus will be exploration at the Back River Gold District, with the goal of enhancing and growing the significant resource base at the Goose Project and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine will be the largest program since 2012. In Mali, the exploration program will be a more strategic search for near-mine, near-surface sources of additional sulphide-related gold mineralization. In the Philippines, the exploration program at Masbate will focus on drilling targets immediately south of mine infrastructure. Early stage exploration programs will continue in the Philippines and Cote d’Ivoire in 2024. Finally, the Company will continue to search for new joint ventures and strategic investment opportunities, building on existing equity investments in Snowline Gold Corp., AuMEGA Metals Ltd. and Prospectors Metals Corp.

2024 Guidance for Canada

A total of $28 million is budgeted for exploration at the Back River Gold District in 2024. A total of 25,000 metres of drilling will include some infill drilling in selected areas and target extensions of the Llama and Umwelt deposits, the largest and highest grade resources at the Goose Project. In addition to drilling, deep-imaging geophysical methods are planned in order to improve the Company’s ability to target new underground resources in areas such as Nuvuyak, Mammoth, Goose Neck and Kogoyak. Regional exploration including geophysics, mapping, and potentially, limited drilling will be undertaken on the George, Boot, Boulder and Del deposits.

2024 Guidance for Mali

A total of $10 million is budgeted for exploration in Mali in 2024 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. In addition, the FNE target immediately north of the main Fekola open pit will be drilled, adding easily accessible resources close to Fekola infrastructure. A total of 20,000 metres of diamond and reverse circulation drilling is planned for 2024.

2024 Guidance for the Philippines

The total budget for the Philippines in 2024 is approximately $6 million, of which the Masbate exploration budget is $4 million, including approximately 7,000 metres of drilling. The 2024 exploration program will focus on drilling several greenfields targets between 3 km and 12 km south of the Masbate Mine infrastructure.

An additional $2 million will be allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. A total of 4,000 metres is allocated to testing new projects.

2024 Guidance for Namibia

A total of $9 million is budgeted for exploration at Otjikoto in 2024, the largest program since the definition of the Wolfshag discovery in 2012. The focus of the exploration program will be drilling the recently discovered Antelope deposit, located approximately 3 km south of Phase 5 of the Otjikoto open pit, with a total of 39,000 metres of drilling planned. The Antelope deposit, comprised of the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to confirmatory drilling, was discovered in 2022 following deep drill testing by B2Gold exploration personnel on three-dimensional models of airborne magnetic data.

On June 20, 2024, the Company announced an initial Inferred Mineral Resource estimate for the Springbok Zone, the southernmost shoot of the recently discovered Antelope deposit.

The Company determined that the initial Inferred Mineral Resource estimate of 1.75 million tonnes grading 6.91 g/t gold for a total of 390,000 ounces of gold ounces was sufficient to initiate a PEA of development of the deposit by underground mining methods, similar to the Wolfshag deposit. Subject to receipt of a positive PEA study and permit, mining of the Springbok Zone, coupled with the exploration potential of the greater Antelope deposit, could begin to contribute to gold production at Otjikoto in 2026. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that these Inferred Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Ongoing drilling at the Springbok Zone remains open to the south and north, indicating additional exploration potential beyond the currently defined resource. For example, the Oryx Zone, which appears to represent a second shoot northeast of and stacked stratigraphically above the Springbok Zone, has returned high-grade intervals that demonstrate the potential to increase the Mineral Resource estimate.

2024 Guidance for Greenfields Exploration

B2Gold has allocated approximately $13 million (including $2 million for the grassroots projects in the Philippines) in 2024 for its grassroots exploration programs, including Finland and Cote d’Ivoire.

A budget of approximately $3 million has been allocated by the Company for ongoing exploration in Cote d’Ivoire. A total of 17,000 metres of diamond, reverse circulation and reconnaissance auger drilling is planned in 2024.

In addition to the defined programs noted above, the Company has allocated approximately $8 million for the generation and evaluation of new greenfields targets.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its Notes to the annual consolidated financial statements for the year ended December 31, 2023. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
Assessment of impairment and reversal of impairment indicators for long-lived assets
The Company applies significant judgement in assessing whether there are indicators of impairment or impairment reversal present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by management in determining whether there are any indicators.
During the three months ended June 30, 2024, the Company identified changes to the indicators of impairment on the Fekola Complex cash-generating unit ("CGU"), consisting of the Fekola Mine and Fekola Regional Properties. As a result, these assets were tested for impairment. During the three months ended September 30, 2024, the Company identified indicators of impairment on the Goose Project CGU resulting in the assets being tested for impairment.
Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
Goose Project cash-generating unit
During the quarter ended September 30, 2024, the Company completed an updated construction cost estimate for the Goose Project. The updated estimate showed a significant increase in the expected construction cost to complete was determined to be an indicator of impairment for the Goose Project assets. As a result, the Company has performed an impairment assessment on the Goose Project CGU. The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be its fair value less costs of disposal ("FVLCD"). To estimate the recoverable amount of the CGU for impairment, the Company utilized a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including resources, future production levels, operating and capital costs, fuel taxes, long-term gold price of $1,900 per ounce, and a discount rate of 6% for the Goose Project. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.
The Company’s analysis concluded that the Goose Project CGU was impaired resulting in an impairment of $661 million which was recorded as an impairment charge in the Condensed Interim Consolidated Statement of Operations during the quarter ended September 30, 2024.
The recoverable amount of the Goose Project CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce decrease in the gold price would result in a reduction in the recoverable amount of the Goose Project CGU of approximately $80 million. In isolation, a 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of the Goose Project CGU of approximately $23 million.

Fekola Complex cash-generating unit
During the year ended December 31, 2023, the State of Mali (the "State") introduced a new mining code (the “2023 Mining Code”) and related Local Content Law. In July 2024, the accompanying Implementation Decrees, which clarify how the provisions of the 2023 Mining Code and Local Content Law should be applied, were enacted into law. At June 30, 2024, the Company and the State remained in ongoing negotiations related to how certain components of the 2023 Mining Code should be applied to the Fekola Complex. On September 11, 2024, the Company reached a Memorandum of Understanding (the "MOU Agreement") with the State which covers the ongoing operation and governance of the Fekola Complex as well as the settlement of existing income tax, customs and other regulatory disputes covering the period 2016 to December 31, 2023 and the distribution of dividends attributed to the State of Mali up to December 31, 2023.
For the year ended December 31, 2023, the Company recorded an impairment of $206 million for the Fekola Complex based on the Company's best estimate of the application of the 2023 Mining Code at that date. At June 30, 2024, the known and estimated changes to the financial framework of the Fekola Complex as impacted by the 2023 Mining Code including the status of the ongoing discussions with the State were considered to be updated indicators of impairment for the Fekola Complex assets as at June 30, 2024.
As a result, the Company has performed an updated impairment assessment on the Fekola Complex CGU. The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be its FVLCD. To estimate the recoverable amount of the CGU for impairment, the Company utilized a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, fuel taxes and the expected application of revised royalty and revenue based tax rates, long-term gold price of $1,900 per ounce thereafter, and a discount rate of 7.5% for the Fekola Complex. The expected outcome of material terms of the MOU Agreement were considered in arriving at the key estimates used to determine the FVLCD for the Fekola Complex as of June 30, 2024. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.
The Company’s analysis concluded that the Fekola Complex CGU was impaired resulting in an impairment of $215 million. A net impairment charge of $194 million after taking into account a deferred income tax recovery of $21 million was recorded in the Condensed Interim Consolidated Statement of Operations for the six month period ended June 30, 2024.
The recoverable amount of the Fekola Complex CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce decrease in the gold price would result in a reduction in the recoverable amount of the Fekola Complex CGU of approximately $96 million. In isolation, a 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of the Fekola Complex CGU of approximately $12 million.
Fair value of financial instruments
The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation, the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.
Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables at September 30, 2024 includes amounts for the Fekola Mine of $208 million (December 31, 2023 - $137 million), for the Masbate Mine of $57 million (December 31, 2023 – $45 million), and for the Gramalote Project of $17 million (December 31, 2023 - $18 million).

Uncertain tax positions
The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR+ at www.sedarplus.ca, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR+ and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be negatively impacted and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	109,857	42,697	39,854	192,408	—	192,408
Royalties and production taxes	20,511	7,120	5,298	32,929	—	32,929

Total cash costs	130,368	49,817	45,152	225,337	—	225,337

Gold sold (ounces)	78,889	47,960	53,676	180,525	—	180,525

Cash operating costs per ounce ($/ gold ounce sold)	1,393	890	742	1,066	—	1,066

Total cash costs per ounce ($/ gold ounce sold)	1,653	1,039	841	1,248	—	1,248

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	93,388	44,056	33,981	171,425	16,791	188,216
Royalties and production taxes	24,333	6,556	3,500	34,389	1,303	35,692

Total cash costs	117,721	50,612	37,481	205,814	18,094	223,908

Gold sold (ounces)	152,239	50,950	45,700	248,889	17,727	266,616

Cash operating costs per ounce ($/ gold ounce sold)	613	865	744	689	947	706

Total cash costs per ounce ($/ gold ounce sold)	773	993	820	827	1,021	840

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	276,443	123,070	100,939	500,452	25,126	525,578
Royalties and production taxes	62,561	19,420	14,064	96,045	1,565	97,610

Total cash costs	339,004	142,490	115,003	596,497	26,691	623,188

Gold sold (ounces)	318,005	142,260	153,466	613,731	19,644	633,375

Cash operating costs per ounce ($/ gold ounce sold)	869	865	658	815	1,279	830

Total cash costs per ounce ($/ gold ounce sold)	1,066	1,002	749	972	1,359	984

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	250,294	117,219	84,278	451,791	50,371	502,162
Royalties and production taxes	74,685	17,254	10,722	102,661	3,635	106,296

Total cash costs	324,979	134,473	95,000	554,452	54,006	608,458

Gold sold (ounces)	460,139	137,300	139,700	737,139	50,666	787,805

Cash operating costs per ounce ($/ gold ounce sold)	544	854	603	613	994	637

Total cash costs per ounce ($/ gold ounce sold)	706	979	680	752	1,066	772
Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	109,857	42,697	39,854	192,408	—	192,408
Inventory sales adjustment	2,330	(1,955)	(1,294)	(919)	—	(919)

Cash operating costs	112,187	40,742	38,560	191,489	—	191,489

Gold produced (ounces)	78,207	50,215	52,131	180,553	—	180,553

Cash operating costs per ounce ($/ gold ounce produced)	1,434	811	740	1,061	—	1,061

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	93,388	44,056	33,981	171,425	16,791	188,216
Inventory sales adjustment	(4,673)	(1,388)	1,294	(4,767)	—	(4,767)

Cash operating costs	88,715	42,668	35,275	166,658	16,791	183,449

Gold produced (ounces)	128,942	51,170	44,940	225,052	17,786	242,838

Cash operating costs per ounce ($/ gold ounce produced)	688	834	785	741	944	755

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	276,443	123,070	100,939	500,452	25,126	525,578
Inventory sales adjustment	12,505	(1,767)	(854)	9,884	—	9,884

Cash operating costs	288,948	121,303	100,085	510,336	25,126	535,462

Gold produced (ounces)	308,931	144,512	145,690	599,133	19,644	618,777

Cash operating costs per ounce ($/ gold ounce produced)	935	839	687	852	1,279	865

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	250,294	117,219	84,278	451,791	50,371	502,162
Inventory sales adjustment	543	6,792	1,232	8,567	—	8,567

Cash operating costs	250,837	124,011	85,510	460,358	50,371	510,729

Gold produced (ounces)	447,233	147,012	127,487	721,732	50,663	772,395

Cash operating costs per ounce ($/ gold ounce produced)	561	844	671	638	994	661
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units/restricted phantom units ("RSUs/DSUs/PSUs/RPUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2024 (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	109,857	42,697	39,854	—	192,408	—	192,408
Royalties and production taxes	20,511	7,120	5,298	—	32,929	—	32,929
Corporate administration	2,736	537	806	9,204	13,283	—	13,283
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	28	—	—	3,622	3,650	—	3,650
Community relations	168	109	578	—	855	—	855
Reclamation liability accretion	479	321	245	—	1,045	—	1,045
Realized losses on derivative contracts	55	32	21	—	108	—	108
Sustaining lease expenditures	82	312	234	502	1,130	—	1,130
Sustaining capital expenditures(2)	45,533	4,644	575	—	50,752	—	50,752
Sustaining mine exploration(2)	996	203	485	—	1,684	—	1,684

Total all-in sustaining costs	180,445	55,975	48,096	13,328	297,844	—	297,844

Gold sold (ounces)	78,889	47,960	53,676	—	180,525	—	180,525

All-in sustaining cost per ounce ($/ gold ounce sold)	2,287	1,167	896	—	1,650	—	1,650
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2024 (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	64,464	5,192	609	70,265	—	70,265
Fekola underground	(20,252)	—	—	(20,252)	—	(20,252)
Road construction	1,321	—	—	1,321	—	1,321
Land acquisitions	—	(528)	—	(528)	—	(528)
Other	—	(20)	(34)	(54)	—	(54)

Sustaining capital expenditures	45,533	4,644	575	50,752	—	50,752

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2024 (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	996	1,290	1,888	4,174	—	4,174
Regional exploration	—	(1,087)	(1,403)	(2,490)	—	(2,490)

Sustaining mine exploration	996	203	485	1,684	—	1,684
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2023 (dollars in thousands):

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	93,388	44,056	33,981	—	171,425	16,791	188,216
Royalties and production taxes	24,333	6,556	3,500	—	34,389	1,303	35,692
Corporate administration	2,077	623	1,269	8,961	12,930	658	13,588
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	9	—	—	4,325	4,334	—	4,334
Community relations	642	24	492	—	1,158	—	1,158
Reclamation liability accretion	381	290	286	—	957	—	957
Realized gains on derivative contracts	(1,317)	(972)	(232)	—	(2,521)	—	(2,521)
Sustaining lease expenditures	72	302	274	487	1,135	—	1,135
Sustaining capital expenditures(2)	72,454	5,617	13,290	—	91,361	3,388	94,749
Sustaining mine exploration(2)	—	774	963	—	1,737	19	1,756

Total all-in sustaining costs	192,039	57,270	53,823	13,773	316,905	22,159	339,064

Gold sold (ounces)	152,239	50,950	45,700	—	248,889	17,727	266,616

All-in sustaining cost per ounce ($/ gold ounce sold)	1,261	1,124	1,178	—	1,273	1,250	1,272
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2023 (dollars in thousands):

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	83,166	5,896	13,290	102,352	3,388	105,740
Road construction	(216)	—	—	(216)	—	(216)
Fekola underground	(10,496)	—	—	(10,496)	—	(10,496)
Other	—	(279)	—	(279)	—	(279)

Sustaining capital expenditures	72,454	5,617	13,290	91,361	3,388	94,749

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2023 (dollars in thousands):

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	—	774	963	1,737	19	1,756
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	—	774	963	1,737	19	1,756

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2024 (dollars in thousands):

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	276,443	123,070	100,939	—	500,452	25,126	525,578
Royalties and production taxes	62,561	19,420	14,064	—	96,045	1,565	97,610
Corporate administration	8,011	1,599	3,692	27,087	40,389	1,463	41,852
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	95	—	—	12,618	12,713	—	12,713
Community relations	419	139	1,228	—	1,786	—	1,786
Reclamation liability accretion	1,372	935	735	—	3,042	—	3,042
Realized gains on derivative contracts	(365)	(220)	(10)	—	(595)	—	(595)
Sustaining lease expenditures	249	939	1,024	1,506	3,718	—	3,718
Sustaining capital expenditures(2)	151,468	19,321	25,078	—	195,867	2,392	198,259
Sustaining mine exploration(2)	3,136	1,801	1,111	—	6,048	—	6,048

Total all-in sustaining costs	503,389	167,004	147,861	41,211	859,465	30,546	890,011

Gold sold (ounces)	318,005	142,260	153,466	—	613,731	19,644	633,375

All-in sustaining cost per ounce ($/ gold ounce sold)	1,583	1,174	963	—	1,400	1,555	1,405
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2024 (dollars in thousands):

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	198,205	20,229	26,128	244,562	2,392	246,954
Fekola underground	(46,128)	—	—	(46,128)	—	(46,128)
Road construction	(609)	—	—	(609)	—	(609)
Land acquisitions	—	(648)	—	(648)	—	(648)
Other	—	(260)	(1,050)	(1,310)	—	(1,310)

Sustaining capital expenditures	151,468	19,321	25,078	195,867	2,392	198,259

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2024 (dollars in thousands):

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	3,136	3,039	5,191	11,366	—	11,366
Regional exploration	—	(1,238)	(4,080)	(5,318)	—	(5,318)

Sustaining mine exploration	3,136	1,801	1,111	6,048	—	6,048

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2023 (dollars in thousands):

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	250,294	117,219	84,278	—	451,791	50,371	502,162
Royalties and production taxes	74,685	17,254	10,722	—	102,661	3,635	106,296
Corporate administration	7,441	1,762	4,149	27,818	41,170	1,981	43,151
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	9	—	—	12,482	12,491	—	12,491
Community relations	2,686	123	1,074	—	3,883	—	3,883
Reclamation liability accretion	1,119	859	857	—	2,835	—	2,835
Realized gains on derivative contracts	(2,776)	(2,786)	(929)	—	(6,491)	—	(6,491)
Sustaining lease expenditures	1,117	912	1,194	1,401	4,624	—	4,624
Sustaining capital expenditures(2)	181,262	20,145	46,266	—	247,673	7,327	255,000
Sustaining mine exploration(2)	1,706	2,741	2,453	—	6,900	19	6,919

Total all-in sustaining costs	517,543	158,229	150,064	41,701	867,537	63,333	930,870

Gold sold (ounces)	460,139	137,300	139,700	—	737,139	50,666	787,805

All-in sustaining cost per ounce ($/ gold ounce sold)	1,125	1,152	1,074	—	1,177	1,250	1,182
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2023 (dollars in thousands):

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	211,112	20,947	46,266	278,325	7,327	285,652
Road construction	(5,283)	—	—	(5,283)	—	(5,283)
Fekola underground	(24,567)	—	—	(24,567)	—	(24,567)
Other	—	(802)	—	(802)	—	(802)

Sustaining capital expenditures	181,262	20,145	46,266	247,673	7,327	255,000

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2023 (dollars in thousands):

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,706	2,741	2,453	6,900	19	6,919
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	1,706	2,741	2,453	6,900	19	6,919

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.
A reconciliation of net (loss) income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net (loss) income attributable to shareholders of the Company for the period:	(633,757)	(43,070)	(618,010)	123,321

Adjustments for non-recurring and significant recurring non-cash items:
Impairment of long-lived assets	661,160	111,597	858,301	116,482
Write-down of mining interests	—	565	636	16,984
Gain on sale of shares in associate	—	—	(16,822)	—
Gain on sale of mining interests	(7,453)	—	(56,115)	—
Regulatory dispute settlement	15,089	—	15,089	—
Unrealized losses (gains) on derivative instruments	6,270	(3,146)	6,269	399
Office lease termination costs	—	—	—	1,946
Loan receivable provision	—	—	—	2,085
Change in fair value of gold stream	1,957	(7,600)	21,196	(6,500)
Loss on dilution of associate	—	—	8,984	—
Deferred income tax (recovery) expense	(14,109)	6,494	(30,419)	1,789

Adjusted net income attributable to shareholders of the Company for the period	29,157	64,840	189,109	256,506

Basic weighted average number of common shares outstanding (in thousands)	1,310,994	1,297,175	1,307,134	1,208,942

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.02	0.05	0.14	0.21

SUMMARY OF QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2024	2024	2024	2023	2023	2023	2023	2022
Gold revenue ($ in thousands)	448,229	492,569	461,444	511,974	477,888	470,854	473,556	592,468
Net (loss) income for the period ($ in thousands)	(631,032)	(34,777)	48,481	(117,396)	(34,770)	91,850	101,904	176,468
(Loss) earnings per share (1) – basic ($)	(0.48)	(0.02)	0.03	(0.09)	(0.03)	0.06	0.08	0.15
(Loss) earnings per share (1) – diluted ($)	(0.48)	(0.02)	0.03	(0.09)	(0.03)	0.06	0.08	0.15
Cash flows (used) provided by operating activities ($ in thousands)	(16,099)	62,432	710,727	205,443	110,204	194,983	203,823	270,491
Gold sold (ounces)	180,525	210,228	222,978	256,921	248,889	239,100	249,150	339,355
Average realized gold price ($/ ounce)	2,483	2,343	2,069	1,993	1,920	1,969	1,901	1,746
Gold produced (ounces)	180,553	204,241	214,339	270,611	225,052	245,961	250,719	352,769
Gold produced, total including Calibre equity investment (ounces)	180,553	212,508	225,716	288,665	242,838	262,701	266,856	367,870
Production costs ($ in thousands)	192,408	151,299	156,745	164,406	171,425	152,762	127,604	159,559
Cash operating costs (2) ($/ gold ounce sold)	1,066	753	720	661	706	667	540	497
Total cash costs (2) ($/ gold ounce sold)	1,248	908	851	786	840	800	678	618
All-in sustaining costs (2) ($/ gold ounce sold)	1,650	1,267	1,345	1,257	1,272	1,214	1,060	892
Adjusted net income (1)(2) ($ in thousands)	29,157	78,449	81,503	90,697	64,840	85,804	105,862	121,442
Adjusted earnings per share (1)(2) – basic ($)	0.02	0.06	0.06	0.07	0.05	0.07	0.10	0.11
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. Net income throughout the eight quarters is a function of quarterly revenues, cash operating costs, related taxes and asset impairment charges. The net loss in the third quarter of 2023 reflects an impairment loss of $112 million impairment charge on the Gramalote Project as a result of the Company's acquisition from AngloGold of the remaining 50% stake in the Gramalote Project. The net loss in the fourth quarter of 2023 reflects an impairment of $192 million related to the Fekola Complex, net of deferred income tax. The net loss in the second quarter of 2024 reflects an impairment of $194 million related to the Fekola Complex, net of deferred income tax, partially offset by a gain on sale of mining interests of $49 million and a gain on sale of shares in associate of $17 million. The net loss in the third quarter of 2024 reflects an impairment of $661 million related to the Goose Project and settlement expenses arising from the MOU Agreement signed with the State of Mali in September 2024 of $84 million partially offset by a gain on sale of mining interests of $8 million. Cash flows used in operating activities reflect the build-up of long-term supplies inventory of $98 million for the Goose Project.

SUMMARY AND OUTLOOK
Total gold production guidance for 2024 is forecast to be towards the low end of the Company's guidance range of between 800,000 and 870,000 ounces, including 20,000 ounces of attributable production from Calibre.
Gold production in 2025 is expected to increase relative to 2024 and include production from the Fekola Complex, as a result of the scheduled mining and processing of higher-grade ore from the Fekola and Cardinal pits made accessible by the meaningful stripping campaign that will be undertaken throughout 2024, the expected full year contribution of higher-grade ore from Fekola Regional which is anticipated to contribute between 80,000 to 100,000 ounces of additional production, and commencement of mining the higher-grade Fekola underground (subject to receipt of necessary permits for Fekola Regional and Fekola underground).

Upon completion of construction activities at the Goose Project, the mine is expected to commence gold production in the second quarter of 2025 and contribute between 120,000 and 150,000 ounces of gold production in calendar year 2025. Over the first six full calendar years of operation from 2026 to 2031, the average annual gold production for the Goose Project is estimated to be in excess of 310,000 ounces of gold per year.

The positive PEA results on the Company’s 100% owned Gramalote Project, located in the Department of Antioquia, Colombia, outlines a significant production profile with average annual gold production of 234,000 ounces per year for the first five years of production, and strong project economics over a 12.5 year project life. As a result, B2Gold has commenced feasibility work with the goal of completing a feasibility study by mid-2025 and a $10 million budget has been approved by the Board.

Following the release of an initial Inferred Mineral Resource Estimate for the Springbok Zone, the southernmost shoot of the recently discovered Antelope deposit, located approximately three km south of the Otjikoto Phase 5 open pit at the Otjikoto Mine in Namibia, in the second quarter of 2024, the Company has commenced a PEA which is expected to be completed in the first half of 2025. Subject to receipt of a positive PEA and permit, mining of the Springbok Zone, coupled with the exploration potential of the greater Antelope deposit, could begin to contribute to gold production at Otjikoto in 2026. The Antelope deposit has the potential to supplement the processing of low-grade stockpiles at the Otjikoto Mine through 2031, with the goal of increasing gold production levels to over 100,000 ounces per year from 2026 through 2031.

The Company's ongoing strategy is to continue to maximize profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company’s existing development projects, continue exploration programs across the Company’s robust land packages, evaluate new exploration, development and production opportunities, and continue to return capital to shareholders.
OUTSTANDING SHARE DATA
At November 6, 2024, 1,313,105,295 common shares were outstanding. In addition, there were approximately 28 million stock options outstanding with exercise prices ranging between Cdn.$3.37 to Cdn.$8.53 per share, approximately 4 million RSUs outstanding and approximately 6 million PSUs outstanding.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of Calibre’s operations, production is presented on an approximate 14% basis in the second quarter of 2024 until June 20, 2024 (to reflect B2Gold's approximate interest in Calibre during the period).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance for 2024; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2024; updated total consolidated gold production of between 800,000 and 870,000 ounces (including 20,000 attributable ounces from Calibre) in 2024, with cash operating costs of between $835 and $895 per ounce and all-in sustaining costs of between $1,420 and $1,480 per ounce; B2Gold’s continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$1,050 million and the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production being approximately C$200 million and the cost for reagents and other working capital items being C$205 million; the Goose Project producing approximately 310,000 ounces of gold per year for the first six years; the Company's consolidated gold production to be relatively consistent throughout 2024; the potential for Fekola Regional to provide saprolite material to feed the Fekola mill within three months after receipt of an exploitation license; Fekola Regional production now expected to commence at the beginning of 2025; the impact of the 2023 mining code in Mali; the potential for completion of the mill construction in the first quarter of 2025 and first gold production in the second quarter of 2025 from the Goose Project; the potential to extend Wolfshag underground mine past 2026; the potential for the Antelope Zone to contribute to the Otjikoto production profile; the timing and results of a feasibility study for the Gramalote Project; and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali,

Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

William Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.